14005143

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section
MAR 12 2014
Washington DC
404

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1	Annual Report for the fiscal year ended December 31, 2013, filed with The Stock Exchange of Hong Kong Limited, dated March 11, 2014.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G and 4G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

- changes in telecommunications and related technologies and applications based on such technologies;

- the level of demand for telecommunications services, in particular, 3G and 4G services;

- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

- effects of competition on the demand and price of the Company's telecommunications services;

- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

- changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 11, 2014

By: ______________________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

[YOU +

ANNUAL REPORT 2013

China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability
Stock Code: 0762

Shareholding Structure



CHINA UNITED NETWORK COMMUNICATIONS GROUP COMPANY LIMITED
2 Other Promoters
Public Shareholders
63.09%
0.01%
36.90%
CHINA UNITED NETWORK COMMUNICATIONS LIMITED
100%
17.90%
82.10%
China Unicom Group Corporation (BVI) Limited
China Unicom (BVI) Limited
Telefónica Internacional S.A.U.
Other Public Shareholders
33.98%
40.89%
5.01%
20.12%
CHINA UNICOM (HONG KONG) LIMITED

(as at 31 January 2014)

Company Profile

China Unicom (Hong Kong) Limited (the "Company") was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited ("Unicom Group") also gained approval and officially merged with China Network Communications Group Corporation ("Netcom Group") on 6 January 2009.

As at the end of January 2014, Unicom Group held 62.48% of the shares in the Company through China United Network Communications Limited ("A Share Company"), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the public investors of the A Share Company held 12.39% of the shares in the Company through A Share Company's shareholding in China Unicom (BVI) Limited; Telefónica Internacional S.A.U. held 5.01% of the shares in the Company. The remaining 20.12% of the shares in the Company are held by public investors in Hong Kong and New York.

On 7 January 2009, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted the license to operate 3G digital cell business with WCDMA technology nationwide in China. It officially launched 3G services on 1 October 2009.

At present, the Company is engaged in GSM and WCDMA cellular business in 31 provinces, municipalities and autonomous regions in China, the provision of fixed line voice, broadband and other Internet-related services, information and communications technology services, business and data communications services, and other related telecommunication value-added businesses. As at the end of January 2014, the total subscribers of the Company's mobile, local telephone and broadband businesses reached 437 million.

ME] = DIFFERENT UNICOM

We have built the world's largest and industry-leading WCDMA network with nationwide coverage. 3G base stations exceeded

400 THOUSAND

as at year-end 2013.

Our 3G subscribers reached

122.60 MILLION

as at year-end 2013, with penetration rate surpassing 40%. 60% of our mobile service revenue is from 3G.

沃·3G has become the leading 3G brand in the market with the best service reputation.

Our operating revenue closed to

RMB 300 BILLION

in 2013, and we are a rising Fortune 500 company.

Our service revenue growth has outperformed the industry for the consecutive

4 YEARS

and the growth rate reached 13.5% in 2013, the highest since 2009.

Our profit has grown rapidly in the past 2 years and our net profit in 2013 reached

NEW HIGH

since the merger.

It is about...

[YOU + ME]

=

YOUNICOME

We thank millions of you for being with us on our way to achieve,
sharing moments of success, frustration and joy.
Without you and your support,
there would not be my and our achievements.
YOUNICOME! Cheer up!

[CONTENTS] =

2013 Performance Highlights

Operating Revenue
RMB 295.04 BILLION
↑ 18.5%

Service Revenue
RMB 238.57 BILLION
↑ 13.5%

EBITDA
RMB 83.96 BILLION
↑ 15.6%

Net Profit
RMB 10.41 BILLION
↑ 46.7%

Free Cash Flow
RMB 5.02 BILLION

3G Subscribers
122.600 MILLION
↑ 60.4%

3G Service Revenue
RMB 89.80 BILLION
↑ 50.2%

3G Service as % of Mobile Service Revenue
59.4%
↑ 12.0pp

Key Financial Results	2013	2012
Operating Revenue (RMB in billions)	295.04	248.93
Service Revenue (RMB in billions)	238.57	210.13
Of which: Mobile business	151.13	126.04
Fixed-line business	86.49	83.21
EBITDA (RMB in billions) (Note 1)	83.96	72.66
EBITDA as % of service revenue	35.2%	34.6%
Net Profit (RMB in billions)	10.41	7.10
Basic earnings per share (RMB)	0.440	0.301
Dividend per share (RMB)	0.16	0.12

Key Operating Metrics	2013	2012
Mobile Subscribers (millions)	280.983	239.312
Mobile ARPU (RMB)	48.2	47.9
3G Subscribers (millions)	122.600	76.456
3G ARPU (RMB)	75.1	86.1
Fixed-line Broadband Subscribers (millions) (Note 2)	64.647	58.540
Fixed-line Local Access Subscribers (millions)	87.643	91.957

Note 1: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating

Note 2: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB39.37 billion to RMB41.57 billion in 2012.

Milestones

[2009 + 2010 + 2011 + 2012 + 2013]


工业和信息化部

2009

7 January: China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted the license to operate 3G digital cell business with WCDMA technology nationwide in China.

28 April: Full service brand "WO" was launched.

1 October: 3G service was commercially launched.

2010

21-22 June: The tenth anniversary of listing on the New York Stock Exchange and the Stock Exchange of Hong Kong.


China unicom中国联通
10th Anniversary



2011

18 January: Mr. Chang Xiaobing, Chairman and CEO of the Company, won the award of "CCTV China Economic Leaders of Year 2010".

31 May: The new standard of "Thousand-RMB Smartphone" was announced and the first new product ZTE V880 was launched.

MILESTONES


我们为你点亮
城市智慧

2012

17 May: Cloud computing products were launched.

4 September: Smart City strategy was officially announced, characterized by joint construction, aggregation and open platform.

2013

30 June: The Company's 3G subscribers exceeded 100 million.

18-21 October: Cooperation agreements with 14 enterprises on mobile service resale trial were signed.

4 December: MIIT issued TD-LTE license to China United Network Communications Group Company Limited, the ultimate parent company of the Company.

12 December: Mr. Lu Yimin, Executive Director and President of the Company, won the award of "CCTV China Economic Leaders of Year 2013".



Major Events 2013

[MAJOR EVENTS 2013]



6 January



27 April


广东联通 微信沃卡 产品

30 July

JANUARY

6 January: China Unicom signed the strategic cooperation agreement with Hebei Province on the construction of "Smart Hebei".

APRIL

27 April: China Unicom signed the strategic cooperation agreement with China Construction Bank.

MAY

22 May: ITU-T announced the world first cloud computing framework standard –"Y.3501-Cloud computing framework and high-level requirements" proposed by China Unicom.

JUNE

30 June: China Unicom's 3G subscribers exceeded 100 million.

JULY

30 July: China Unicom and Tencent jointly launched the new product "WeChat WO Card".

SEPTEMBER

12 September: China Unicom signed the strategic cooperation agreement with Jilin Province on the construction of "Smart Jilin".

26 September: China Unicom announced the launch of mobile wallet product in Beijing.

OCTOBER

17 October: China Unicom and Telefonica published the white paper to jointly promote virtual network technology.

18-21 October: China Unicom signed the cooperation agreements with 14 enterprises on mobile service resale trial.

DECEMBER

4 December: MIIT issued TD-LTE license to China United Network Communications Group Company Limited, the ultimate parent company of the Company.

12 December: Mr. Lu Yimin, Executive Director and President of the Company, won the award of "CCTV China Economic Leaders of Year 2013".

23 December: China Unicom received the Notice on the Adjustment of Public Telecommunications Network Interconnection Settlement Standards from MIIT.



12 September



26 September



12 December

Chairman's Statement



CHANG XIAOBING
Chairman & CEO

DEAR SHAREHOLDERS,

First at all, on behalf of the Board of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In 2013, the Company focused on scale and profitable development and fully grasped its development window of opportunity to accelerate its expansion in market and market share. As a result, the Company continued to lead the industry in terms of revenue growth. Its business structure was further optimised, and its profitability recorded significant improvement.

OVERALL RESULTS

In 2013, the Company maintained rapid revenue growth. Operating revenue reached RMB295.04 billion, an increase of 18.5% compared with the previous year, of which, service revenue was RMB238.57 billion, up by 13.5% year-on-year, and the market share in service revenue increased steadily. Mobile business and non-voice business accounted for 63.4% and 56.2% of service revenue respectively, indicating the Company's further optimised business structure and further enhanced capability for sustainable development.

With the rapid revenue growth and the continuous improvement in business structure, the Company achieved significant improvement in profitability, and its overall financial status turned more solid. Full-year EBITDA increased by 15.6% year-on-year to RMB83.96 billion, and net profit by 46.7% to RMB10.41 billion. The Company's cash flow status improved remarkably, with operating cash flow increasing by 11.1% year-on-year and free cash flow turning positive to RMB5.02 billion.

Free Cash Flow
RMB
5.0bn

Net Profit up by
46.7%

Based on the Company's overall financial position in 2013 and taking into account the development needs of mobile and fixed-line broadband businesses in the future, the Board recommended a final dividend payout of RMB0.16 per share for the fiscal year ended 31 December 2013.

BUSINESS DEVELOPMENT

Mobile business continued rapid development. In 2013, the Company proactively promoted the integrated operation of its mobile business to drive the scale development. Full-year mobile service revenue reached RMB151.13 billion, up by 19.9% year-on-year. Net additions of mobile subscribers amounted to 41.67 million, and total mobile subscribers exceeded 280 million. The Company's mobile subscriber mix was further optimised, and its mobile ARPU increased further to RMB48.2.

During the year, the Company's 3G business scale recorded new breakthrough. 3G service revenue reached RMB89.80 billion, up by 50.2% year-on-year, accounting for 59.4% of the Company's mobile service revenue; 3G business has become the Company's No.1 revenue contributor. The Company's 3G subscribers reached 123 million at year end, up by 60.4% year-on-year, accounting for 43.6% of the Company's mobile subscribers. 3G ARPU maintained at a relatively high level of RMB75.1.

Final Dividend
RMB
0.16

The Company deepened its data volume operation. The data usage of the Company's handset subscribers grew by 120.3% year-on-year to 269.8 billion MB. The data usage per 3G handset subscriber per month continued to increase, and user's consumption mix continued to improve.

Fixed-line business maintained steady growth. In 2013, the Company's fixed-line service revenue increased by 3.9% year-on-year to RMB86.49 billion, of which 74.2% was generated from non-voice services. The Company proactively promoted the upgrade and speed-up of its broadband network, enhanced service capability, and accelerated the development of high-speed and bundled services. As a result, the Company's broadband business maintained rapid growth in revenue and subscribers. Full-year broadband service revenue[1] increased by 10.6% year-on-year to RMB45.99 billion, accounting for 53.2% of the Company's fixed-line service revenue. Broadband subscribers[1] reached 64.647 million at year end, up by 10.4% year-on-year.

Innovative business achieved new breakthroughs. In 2013, the Company proactively promoted business innovation and transformation. The Company established group level payment platform, launched "WO" cloud-computing brand and a full range of cloud-computing products, and made new progresses in areas such as industry applications, video, music, and application stores. The Company focused its industry applications on hot areas such as auto informatisation, educational informatisation and "Smart Urban Management", and its key industry application users reached 39.27 million.

Data Traffic by Handset Users up by
120.3%

3G User Penetration
43.6%

3G Base Stations

407 THOUSAND

NETWORK CAPABILITIES

In 2013, the Company continued to strengthen the network construction with a focus on mobile broadband, fiber optic broadband and transmission networks, so as to enhance its network competitiveness in the future. During the year, the Company expanded its 3G base stations by 76 thousand to 407 thousand, and further enhanced the broad and in-depth coverage of its 3G network. The Company opened HSPA+ service over the whole 3G network, which can offer downlink speed up to 21Mbps. The Company has also upgraded 3G base stations installed with multi carrier sectors to DC-HSPA+, which can offer downlink speed up to 42Mbps. In addition, the Company accelerated the construction of fiber optic network, and its broadband access ports reached 119.07 million, of which 71% are FTTH/B. The Company also completed full deployment of IPRAN so as to meet the load-carrying demand from LTE and other services.

MANAGEMENT REFORM

By persisting on the customer-oriented principle, exploring innovative customer service measures and expanding customer service coverage through new Internet channels, the Company further enhanced its customer service capabilities. The Company promoted its e-commerce platform, and the share of service transactions that were conducted over e-channel reached 51.6%. The Company reformed its investment management system, so as to improve investment efficiency and effectiveness. Moreover, the Company continued to optimise its remuneration and incentive mechanism, so as to boost efficient resource allocation and quick response to customer needs. The Company promoted the integration and centralisation of its IT system, so as to enhance the Company's operational capability and efficiency.

SOCIAL RESPONSIBILITY

The Company is committed to integrating its business development with its social responsibility. The Company pushed forward energy saving & emission reduction, as well as joint construction and co-sharing of telecom infrastructure, so as to promote green development. The Company took specific measures to correct inappropriate practices in areas such as junk SMS, resulting in much improved customer satisfaction. The Company made careful preparation to ensure quality communication services for major events. In addition, the Company commits itself to public welfare, and made various contributions to the society by carrying on poverty relief efforts as well as donations to education. The Company pays great attention to employee care and further boosted employees' satisfaction and royalty.

OUTLOOK

Looking into the future, information and communication technology will continue to lead the global innovation trend, and 2014 is still important development window of opportunity for China Unicom. From the industry point of view, with the further implementation of a series of policies such as carrying out "Broadband China" strategy, stimulating ICT consumption and pushing forward 4G operation, and with the emerging new technologies and businesses such as big data, cloud computing and Internet of Things, the industry possesses greater growth potential. From the Company's point of view, its foundation for future development turns more solid. The construction and operation of WCDMA network has built the Company's leading position in the market, laying solid foundation for 4G development in the future. The rich experience gained in standardised operation, data volume operation, supply chain cooperation and e-commerce will further consolidate and expand the Company's differentiated advantages in 4G era.

In 2014, the Company will proactively cater to market changes, grasp the opportunities, leverage on its advantages and fully implement the strategy of "Mobile Broadband Lead" to realise the following goals: revenue growth exceeding industry average, profit growth exceeding service revenue growth, further improved CAPEX structure and effectiveness and further enhanced operational capabilities, so as to create more value for its shareholders.

The Company is full of confidence about its overall development in 2014.



Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 27 February 2014

Note 1: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB39.37 billion to RMB41.57 billion in 2012.

ME × [PRUDENT STRATEGY + PROACTIVE INVESTMENT]

INDUSTRY-LEADING NETWORK CAPABILITIES

As at year-end 2013, our 3G base stations exceeded **400,000**.

In the past 5 years, following the development needs of the market, we have invested over RMB130 billion and have built the world's largest and industry-leading WCDMA network, covering all the cities and 96% towns in China. This nationwide network has been upgraded to HSPA+/DC-HSPA+, which can offer downlink speed up to 42Mbps.

Business Review



LU YIMIN
Executive Director and President

In 2013, the Company carried on the integrated operation of its mobile business, strengthened its efforts in network speed-up and services bundling, and fully boosted its sales and marketing capabilities. As a result, the Company continued to lead the industry in terms of revenue growth, and its market share continued to increase.

MOBILE BUSINESS

In 2013, the Company persisted on its 3G-led integrated innovation strategy, leveraged on the differentiated advantage of its mobile broadband service, and pushed forward the integrated mobile operation, resulting in the rapid business growth.

In 2013, the Company achieved the scale development of 3G business by leveraging on the pulling effects of terminals, distribution channels and applications, strengthening the data volume operation and accelerating the integrated 2G/3G development. To drive the rapid growth of mid-to-high-end contract subscribers, the Company launched customised and differentiated terminals that can support 21Mbps or 42Mbps downlink speed, and introduced new deposit-for-free-services contract package. In the meantime, the Company carried on the integrated 2G/3G development to further expand its 3G subscriber base. The Company leveraged on its centralised distribution channel management system to facilitate the implementation of channel related responsibility and incentive mechanism and utilised e-channel to carry out the integrated online/offline sales and marketing practices so that the sales and customer service capabilities were effectively improved. In addition, through further market segmentation, differentiated data products that combine data volume with third-party apps, as well as bulk data packages, the Company boosted both data traffic and revenue. During the year, the number of 3G subscribers increased by 46.144 million to 122.600 million, of which the number of wireless data card subscribers amounted to 6.532 million; the data usage of 3G handset users reached 208.97 billion MB, up by 122.3% year-on-year, and monthly 3G ARPU was RMB75.1; as at 31 December 2013, the registered subscribers of app store and mobile music were 110 million and 25.47 million, respectively.


3G Subscribers *(thousands)*
76,456
122,600
2012
2013


Data Usage of 3G Handset Users *(MB billions)*
93.99
208.97
2012
2013


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Business Review

FIXED-LINE BUSINESS

In 2013, the Company leveraged on the implementation of "Broadband China" strategy, accelerated the construction of fiber optic network and carried on the sales and marketing program centering on network speed-up. As a result, the Company's broadband service revenue increased steadily and its fixed-line revenue mix continued to improve. The Company optimised its fixed-line sales and customer service support platform, and implemented customer service standard and commitment in broadband installation, removal and maintenance so as to ensure more convenient broadband services to its subscribers and to enhance customer service perception. In addition, to effectively drive broadband subscriber growth, the Company enhanced the sales and marketing of bundled services, and promoted IPTV/Internet TV products. During the year, the number of broadband subscribers[1] increased by 6.107 million to 64.647 million; users with 4M and above bandwidth accounted for 78.8% of all broadband subscribers, up by 18.3 percentage points year-on-year; the number of broadband content and application subscribers reached 20.733 million, accounting for 32.1% of all broadband subscribers. The number of local access subscribers declined by 4.314 million to 87.643 million.

Broadband Subscribers *(thousands)*


58,540
64,647
2012
2013

Share of Broadband Users with 4M and Above Bandwidth


60.5%
78.8%
2012
2013


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NETWORK CAPABILITIES

In 2013, with a focus on 3G network, the Company rapidly expanded its broad coverage and further improved its in-depth coverage in urban areas. Meanwhile, the Company accelerated the broadband network upgrade and speed-up to further enhance its network capabilities. During the year, the number of 3G base stations increased by 76 thousand to 407 thousand, and the 3G network coverage rate in townships increased to 96%. The Company upgraded its 3G network to DC-HSPA+ in those multi carrier sector areas, which can offer downlink speed up to 42Mbps, maintaining its leading position in terms of 3G network speed. During the year, the number of broadband access ports increased by 12.61 million to 119.07 million, of which 71% are FTTH/B.

The Company continued to expand its international network coverage and optimise its international network layout. As at the end of 2013, international Internet outbound bandwidth reached 960G, international submarine cable capacity reached 2,086G, international terrestrial cable capacity reached 2,561G, the number of overseas network nodes reached 83, and international roaming coverage reached 574 operators in 250 countries and regions.

3G Base Stations *(thousands)*


331
407
2012
2013


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SALES AND MARKETING

Branding

In 2013, the Company continued to expand the influence of its "WO" brand. The Company focused on its differentiated advantages in areas such as 3G related fast speed, broad coverage, diversified terminals, rich applications and wide global roaming, as well as "Smart City" and fiber optic network, and consolidated various publicity resources including high-quality media resources, self-own resources and supply chain resources, so as to deliver a "faster and better" brand concept. Meanwhile, the Company commenced 4G promotion at year-end 2013 with a theme of "faster speed, broader coverage, better user experience; choose 4G, choose WO", so as to further enhance "WO" brand value and corporate brand value.




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Sales and Marketing

In 2013, the Company continued to enhance terminal customisation, optimised contract plans, and innovated data volume operation model, so as to strengthen its product competitiveness. The Company pushed forward the experiential marketing practice and promoted the e-commerce marketing model, so as to enhance its sales and customer service capabilities. The Company also accelerated the construction of fiber optic network and carried on the sales and marketing program centering on network speed-up, so as to enhance the sales and customer service capabilities of its broadband business.

The Company adapted to the needs of mobile Internet development, and proactively explored the new cooperation model with OTTs. The Company carried out trials on designated data products together with a number of Internet companies, launched designated data products such as "WO+ Video" and "WO+ Music", and proactively explored new charge models toward data volume, so as to facilitate the rapid development of mobile Internet business and the increase in data volume.

The Company strengthened the sales and marketing force toward corporate clients, and established diversified channels for synergy gain. By leveraging on its unified cloud-computing platform, the Company enhanced its capability to serve industry application users. The Company also introduced a new cooperative model for industry applications such as OEM, and enhanced the expansion in areas such as automotive informatisation and remote surveillance. The Company's service revenue generated from corporate clients increased by 21.8% year-on-year.


中国联通



Distribution Channels

In 2013, the Company further expanded the scale of its distribution channels, enhanced the related management and incentive system, and delivered the required supports to distribution channels, so as to improve the efficiency and productivity of distribution channels. During the year, the number of key third-party stores increased by 46.7% year-on-year, and the number of 3G subscribers acquired by core stores increased by 60.6% year-on-year. In addition, the Company broadened Internet distribution channels, and carried out various sales activities online such as new product launch, pre-order and holiday promotions to increase online sales capability. The Company also optimised its various online stores, and launched the nation's first Wechat store that can support nationwide service transactions, customer self-service and staff-assisted customer services.

Note 1: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million.

Customer Care

In 2013, the Company carried out the "Hotline Service Improvement Project", raised customer care standards, initiated the "Smart Customer Care Project", and started to take broadband service pre-orders through "10010" Hotline. The Company carried out the "VIP Customer Care Perception Improvement Project", refined VIP customer care standards, improved customer care model, and strengthened the channel synergy, so as to improve customer satisfaction. In addition, the Company continued to improve its Internet-based customer care capability and to leverage on Weibo's functions in service supervision, complaint smoothing and product promotion, so as to further improve its customer care standard.



ME X [ENHANCED NETWORK + INNOVATIVE SALES/ MARKETING & CUSTOMER SERVICE]

USER EXPERIENCE & CUSTOMER SATISFACTION

沃·3G WO

the leading 3G brand in the market with the best service reputation.

Leveraging on the launch of 3G service, we have been proactively developing our new full-service brand "WO", and launched nationwide standard 3G tariff plans and customer service criteria, the first of its kind in the industry. In cope with the Internet trend, we have established the leading e-commerce platform in the industry, and we are the pioneer to provide more convenient customer services to our users via Weibo and WeChat.

Financial Overview

I. OVERVIEW

In 2013, the Company continued to lead the industry in terms of rapid revenue growth and optimise its revenue structure, resulting in a stable improved profitability.

In 2013, the Group's revenue was RMB295.04 billion, up by 18.5% compared with last year. Profit for the year was RMB10.41 billion, up by 46.7% compared with last year. Basic earnings per share was RMB0.440, up by 46.2% compared with last year.

In 2013, net cash flow from operating activities was RMB78.48 billion. Capital expenditure was RMB73.46 billion. Liabilities-to-assets ratio was 58.6% as at 31 December 2013.

II. REVENUE

In 2013, the Group's revenue was RMB295.04 billion, of which, service revenue accounted for RMB238.57 billion, up by 13.5% compared with last year. Revenue from sales of telecommunications products was RMB56.47 billion.

The table below sets forth the composition of service revenue by business, including as a percentage of the service revenue for the years of 2013 and 2012.

Service Revenue
(RMB in billions)


238.57
210.13
2012
2013

(RMB in billions)	2013 Total amount	2013 As a percentage of service revenue	2012 Total amount	2012 As a percentage of service revenue
Service revenue	**238.57**	**100.0%**	210.13	100.0%
Include: Mobile business	**151.13**	**63.4%**	126.04	60.0%
Include: 3G service	**89.80**	**37.6%**	59.80	28.5%
Fixed-line business	**86.49**	**36.3%**	83.21	39.6%
Include: Broadband service	**45.99**	**19.3%**	41.57	19.8%

Financial Overview

1. Mobile Business

In 2013, service revenue from the mobile business was RMB151.13 billion, up by 19.9% compared with last year. The growth of service revenue from the mobile business was significantly driven by the 3G business. Out of service revenue from the mobile business, 3G service revenue accounted for RMB89.80 billion, up by 50.2% compared with last year and, as a percentage of service revenue from the mobile business increased from 47.4% in 2012 to 59.4% in 2013.

Service Revenue from Mobile Business
(RMB in billions)


151.13
126.04
2012
2013

2. Fixed-line Business

In 2013, service revenue from the fixed-line business was RMB86.49 billion, up by 3.9% compared with last year, of which service revenue from fixed-line broadband business[1] was RMB45.99 billion, up by 10.6% compared with last year and, as a percentage of service revenue from the fixed-line business, increased from 50.0% in 2012 to 53.2% in 2013.

Service Revenue from Fixed-line Business
(RMB in billions)


86.49
83.21
2012
2013

Financial Overview

III. COSTS AND EXPENSES[2]

In 2013, the Company continued to strengthen delicacy management and enhance resources usage efficiency, total costs and expenses amounted to RMB281.32 billion, up by 17.5% compared with last year and 1.0 percentage points lower than the increase in revenue in 2013. Out of total costs and expenses, costs of telecommunications products sold accounted for RMB63.42 billion in 2013. Revenue from sales of telecommunications products accounted for RMB56.47 billion in 2013. Loss on sales of telecommunications products amounted to RMB6.95 billion, of which 3G terminal subsidy cost accounted to RMB7.80 billion in 2013.

The adjusted total costs and expenses[3] amounted to RMB225.70 billion, up by 12.6% compared with last year and 0.9 percentage points lower than the increase in service revenue in 2013. The table below sets forth the major items of the adjusted costs and expenses and their respective percentage of the service revenue for the years of 2013 and 2012:

Analysis of Adjusted Total Costs and Expenses*

Percentage of adjusted total costs and expenses to service revenue(%)


95.4
94.6
8.9
8.5
29.1
28.6
15.5
14.1
13.7
13.3
16.7
18.0
2.9
3.3
8.6
8.8
2012
2013
Interconnection charges
Depreciation and amortisation
Networks, operations and support expenses
Employee benefit expenses
Selling and marketing expenses
3G terminal subsidy cost
Others#

Including general, administrative and other expenses, finance costs, net of interest income and other income, net

* *Please refer to Note 3 for explanation*

(RMB in billions)	2013 Total amount	2013 As a percentage of service revenue	2012 Total amount	2012 As a percentage of service revenue
Total	**225.70**	**94.6%**	200.47	95.4%
Include: Interconnection charges	**20.21**	**8.5%**	18.68	8.9%
Depreciation and amortisation	**68.20**	**28.6%**	61.06	29.1%
Network, operation and support expenses	**33.70**	**14.1%**	32.52	15.5%
Employee benefit expenses	**31.78**	**13.3%**	28.78	13.7%
Selling and marketing expenses	**42.99**	**18.0%**	35.04	16.7%
3G terminal subsidy cost	**7.80**	**3.3%**	6.10	2.9%
General, administrative and other expenses	**18.97**	**8.0%**	16.21	7.6%
Finance costs, net of interest income	**2.94**	**1.2%**	3.42	1.6%
Other income-net	**(0.89)**	**(0.4%)**	(1.34)	(0.6%)

1. Interconnection charges

In 2013, the interconnection usage increased as the Company's number of subscribers and revenue grew rapidly. Meanwhile, the Company continued to strengthen interconnection delicacy management. The interconnection charges amounted to RMB20.21 billion in 2013, up by 8.2% compared with last year and, as a percentage of service revenue, decreased from 8.9% in 2012 to 8.5% in 2013.

2. Depreciation and amortisation[4]

In 2013, the Company further improved the network safeguard capability and continued to strengthen the breadth and depth of coverage. Depreciation and amortisation charges in 2013 were RMB68.20 billion, up by 11.7% compared with last year and, as a percentage of service revenue, decreased from 29.1% in 2012 to 28.6% in 2013.

3. Network, operation and support expenses

Due to the expansion in network coverage and its relevant assets, as well as increases in rental expenses, the Company continued to strengthen basic management, and further promoted energy conservation and emission reduction measures. The Company incurred network, operation and support expenses of RMB33.70 billion in 2013, up by 3.7% compared with last year. Network, operation and support expenses, as a percentage of service revenue, decreased from 15.5% in 2012 to 14.1% in 2013.

4. Employee benefit expenses

In 2013, the Company committed to employment control and optimised human resources allocation mechanism. Moreover, the Company further optimised remuneration allocation system. The Company's employee benefit expenses amounted to RMB31.78 billion in 2013, up by 10.4% compared with last year and, as a percentage of service revenue, decreased from 13.7% in 2012 to 13.3% in 2013.

5. Selling and marketing expenses

In 2013, the Company responded proactively to the competitions in market, implemented integrated development of businesses and fully utilised the role of channels and applications in driving business development and strengthening customer relationship. In 2013, selling and marketing expenses were RMB42.99 billion, up by 22.7% compared with last year and, as a percentage of service revenue, changed from 16.7% in 2012 to 18.0% in 2013.

6. 3G terminal subsidy cost

In 2013, the Company continued to optimise 3G contract policies and moderately increase in costs injection. The Company's 3G terminal subsidy cost amounted to RMB7.80 billion in 2013, up by 27.8% compared with last year and, as a percentage of 3G service revenue, decreased from 10.2% in 2012 to 8.7% in 2013.

7. General, administrative and other expenses

General, administrative and other expenses were RMB18.97 billion in 2013, up by 17.0% compared with last year and, as a percentage of service revenue, changed from 7.6% in 2012 to 8.0% in 2013.

8. Finance costs, net of interest income

In 2013, finance costs, net of interest income, was RMB2.94 billion, down by RMB0.48 billion compared with last year.

9. Other income-net

In 2013, other income-net was RMB0.89 billion, down by RMB0.45 billion compared with last year.

IV. EARNINGS

1. Profit before income tax

In 2013, the Company focused on both scale and efficiency. The continuous improvement in profitability was primarily due to the rapid development of business volume and revenue growth. The Company's profit before income tax was RMB13.71 billion, up by 44.0% compared with last year.

2. Income tax

In 2013, the Company's income tax was RMB3.31 billion and the effective tax rate was 24.1%.

3. Profit for the year

In 2013, the Company's profit for the year was RMB10.41 billion, up by 46.7% compared with last year. Basic earnings per share was RMB0.440, up by 46.2% compared with last year.

Profit for the Year
(RMB in billions)


10.41
7.10
2012
2013

V. EBITDA[5]

The Company's EBITDA was RMB83.96 billion in 2013, up by 15.6% compared with last year. EBITDA as a percentage of service revenue was 35.2%, up by 0.6 percentage points compared with last year.

EBITDA and EBITDA as a Percentage of Service Revenue


83.96
72.66
35.2%
34.6%
2012
2013
EBITDA (RMB in billions)
EBITDA as a percentage of service revenue

VI. CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB73.46 billion in 2013, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network. In 2013, capital expenditure attributable to mobile network was RMB24.65 billion; capital expenditure attributable to broadband and data business was RMB17.47 billion; and capital expenditure attributable to infrastructure and transmission network was RMB23.77 billion.

In 2013, the Company's net cash inflow from operating activities was RMB78.48 billion. Free cash flow was RMB5.02 billion after the deduction of the capital expenditure in 2013.

The table below sets forth the major items of the capital expenditure in 2013.

	2013	
(RMB in billions)	Total amount	As percentage
Total	73.46	100.0%
Include: Mobile network	24.65	33.6%
Broadband and data	17.47	23.8%
Infrastructure and transmission network	23.77	32.4%
Others	7.57	10.2%

VII. BALANCE SHEET

The Company's total assets changed from RMB516.12 billion as at 31 December 2012 to RMB529.17 billion as at 31 December 2013. Total liabilities changed from RMB306.62 billion as at 31 December 2012 to RMB310.27 billion as at 31 December 2013. The liabilities-to-assets ratio decreased from 59.4% as at 31 December 2012 to 58.6% as at 31 December 2013. The debt-to-capitalisation ratio decreased from 40.4% as at 31 December 2012 to 39.8% as at 31 December 2013. The net debt-to-capitalisation ratio was 33.9%.

The Company's net current liabilities (i.e. current liabilities minus current assets) changed from RMB254.15 billion as at 31 December 2012 to RMB243.03 billion as at 31 December 2013. Taking into consideration of the Company's stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1: *To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB39.37 billion to RMB41.57 billion in 2012.*

Note 2: *Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income and other income-net.*

Note 3: *Included in the financial statements as set out in the annual report, in 2013, 3G terminal subsidy cost of RMB7.80 billion was charged to loss on sales of telecommunications products (revenue from sales of telecommunications products less costs of telecommunications products sold). For analytical purposes, the adjusted total costs and expenses were derived by including 3G terminal subsidy cost, interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, finance costs, interest income and other income-net.*

Note 4: *The acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited ("Unicom New Horizon") from China United Network Communications Group Company Limited was completed on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the acquisition of Unicom New Horizon was accounted as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, "Property, plant and equipment" on the date of purchase. Depreciation and amortisation charges of 2013 included depreciation and amortisation charges of RMB2.14 billion attributed by the assets of Unicom New Horizon.*

Note 5: *EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.*

ME × [FAVOURABLE BUSINESS MOMENTUM + EFFECTIVE INCENTIVE MECHANISM]

HIGHER-QUALITY EMPLOYEES

Since the merger, the percentage of our employees who obtained undergraduate and above education degrees up by 15pp to

51%.

Together with our continuous and strong business growth, we have been consistently optimising our remuneration and incentive mechanism, linking compensation with contribution and allocating more resources toward frontline employees. We have also been increasing our efforts to help our employees plan and achieve their career development. Our team has become more energetic, with stronger sense of belonging.

Human Resources Development

In 2013, with focus on enhancing team vigor and practicing the "Amendment of Law on Employment Contract", the Company implemented proactive and competitive human resources policy, and further improved the core competitiveness and professional capabilities of its human resources.

Optimising the structure of human resources allocation to improve efficiency. The Company took reasonable control on the number of employees to facilitate the increase in the labor productivity. The Company optimised the structure of employees, with the ratio of bachelor degree (or above) holders up by 2.5 percentage points. The Company effectively standardized labor management, and thoroughly practiced "The Law on Employment Contract".

Optimising the distribution and incentive mechanism to improve effectiveness. Taking the evaluation of personnel cost as starting point, the Company set up the personnel cost allocation system that matched with effectiveness and efficiency. The Company standardized its internal income distribution, and improved the individual remuneration mechanism that was guided by job value and individual contribution. The Company perfected its welfare system, and proactively pushed forward the implementation of Corporate Pension Plan.





Enhancing team building constantly to enhance quality and to stimulate vitality. Through open recruitment and selection, the Company enhanced its pool of management talents, and brought in 2 distinguished experts from overseas. To improve the professional capabilities of its management teams at all levels, the Company organized 19 leadership training courses and conducted 25 classes with more than 1,700 managers from different levels attended, and held 164 special business training classes with more than 14,000 attendees. To improve the knowledge structure of frontline employees, the Company arranged 9,300 employees to participate in on-the-job study. The Company organized 8 skill certification examinations for more than 33,000 employees, and a total of 25,100 employees obtained national occupational qualification certificates.

Human Resources Development

	Number of Employees (excluding temporary staff)	Percentage
By Job Category		
Sales and Customer Service	68,977	31.0%
Product and Marketing	19,457	8.8%
Construction and Maintenance	79,278	35.6%
Support	27,352	12.3%
Management	24,734	11.1%
Others	2,731	1.2%
By Education Level		
Postgraduate Degree	12,517	5.6%
Undergraduate Degree	100,768	45.3%
College Degree	56,056	25.2%
Others	53,188	23.9%





Corporate Social Responsibility

In 2013, following its vision of "Innovation Changes the World", the Company accelerated its paces to adjust business structure, improve development quality, enhance supporting capabilities and strengthen corporate vigor, and made great efforts to promote economic development and informatisation. Meanwhile, guided by the expectation of its stakeholders, the Company fully integrated its social responsibility into its daily operation, and strived for first-class corporate citizenship.



1. BUILDING RELIABLE AND SECURE NETWORKS

The Company established the emergency communication system that can support each other in the southern part of China and the northern part of China, and successfully completed the important emergency communication tasks for major events such as the launch of "Shenzhou 10" and "Chang'e 3" as well as natural disasters such as Ya'an earthquake and Typhoon Fitow and Haiyan. In 2013, the Company carried out 374 emergency communications supports, with 110,000 sets of communication equipment and 320,000 personnel involved. Meanwhile, the Company further enhanced its mechanism on information security and protection to facilitate healthy network environment. The Company carried out "Network Cleansing" project to control SMS spams, with reported SMS spams down by 67.7% compared to 2011.

2. ELIMINATING DIGITAL DIVIDE

The Company carried on its "Village Coverage" project, and completed the phone coverage for 400 natural villages in 9 provinces, as well as broadband coverage for 2,551 administrative villages and 770 schools. The Company also realized the full 3G coverage along the Qinghai-Tibet Railway to effectively support the economic development in Qinghai and Tibet. In addition, the company built integrated information service platform for farmers, agriculture and rural areas, developed a lot of agriculture-related applications such as "agrimachine.cn", and expanded its distribution channels in rural areas to nearly 300,000.


应急通信
联通

3. CREATING BEST PLATFORM FOR EMPLOYEES' WORK AND LIFE

The Company continued to allocate more remuneration resources toward frontline employees, and to expand technical and managerial career paths for all employees. The Company provided different levels of training to employees, including relevant trainings for more than 1,700 managers as well as specific business trainings for 14,000 employees. The Company enhanced management on work safety to ensure better protection for its employees. The Company carried out the video lectures on happiness and mental health, which covered all employees, and spent RMB11.99 million to help employees in difficulties. The Company also organized colorful entertainment and sport activities to create harmonious working atmosphere.





4. CULTIVATING COOPERATIVE AND RESPONSIBLE SUPPLY CHAIN

Following the open and mutually beneficial principle, the Company cooperated with various partners in the supply chain to achieve synergetic development. The Company established fair and transparent mechanism to choose suppliers, and all bidding information can be found out at the Company's procurement and bidding website. The Company reinforced the requirement on partners' responsibilities: making energy saving certification as important equipment procurement criterion, and ordering energy saving products first; collaborating more with creditworthy content providers, and pushing partners to facilitate standardized operation in their own supply chain; emphasizing on sophisticated customer service system and good market reputation of terminal suppliers, prohibiting illegal and rules-breaking services built-in customized terminals, and setting low radiation and energy consumption requirement on hardware.

Corporate Social Responsibility


10655446
中国联通

5. PROVIDING SATISFACTORY SERVICES WITH PLENTY OF CHOICES AND REASONABLE PRICES

The Company constantly simplified its tariff plans, standardized its service charges, and lowered the tariff for extra usages so that customers can consume more easily. The Company offered a series of special discounts to farmers, elderly or disabled people. The Company facilitated the development of "Smart City", and signed strategic cooperation agreements with more than 150 cities in 26 provinces. The Company accelerated the e-commerce development, and pushed forward the e-channel buildup. The Company improved the services capability at its outlets, and ensured that customers could finish their transactions at service counters in less than 10 minutes on average. The Company enhanced the protection of customer information, and raised the security level of its information system as well as the requirement for its business partners to protect customer information.

6. PROMOTING GREEN AND LOW-CARBON DEVELOPMENT

The Company further pushed forward energy saving & emission reduction, and allocated specific fund of RMB760 million on energy saving & emission reduction. The Company implemented 202 energy saving technological improvement projects, enhanced energy saving management, and carried out recycling programs, so that the comprehensive energy consumption per 10,000 RMB operating revenue fell by 8.5% year-on-year. The Company also pushed forward the joint construction and co-sharing of telecommunications infrastructure, with the joint construction rates of towers and base stations reaching 77.9% and 68.7% respectively, and the co-sharing rates of towers and base stations reaching 91.6% and 89.9% respectively, resulting in RMB2.65 billion CAPEX savings in the reporting period.




爱在联通
阅读一本书可能会影响一个人很久的心情和思想，甚至一生。许多贫困地区的孩子却远没有我们幸运，他们没有余力买课外书，不知道山的那边是什么。
也许你的一本书，就是打开孩子心灵的一扇窗户，窗外就是我们熟悉的世界。我们希望积着灰尘的图书擦拭掉厚厚的灰尘被摆放在书架上，希望大山深处阅览室灯亮起来，照耀孩子们的童年。


爱在联通
为了帮助那些想读课外书的农村孩子，让拥有课外书不再成为孩子的梦想，海南联通召集各位捐出一本书，传递一份爱，播种一份希望。相信每一位爱书的人都希望自己的书能在一双双求知的眼睛里传播力量。

8. INTEGRATED INTO LOCAL COMMUNITIES ABROAD

All overseas organizations of the Company obeyed local laws and rules, and carried out legal and cultural education for assigned employees. Overseas organizations conducted local procurement first policy, and built environment friendly communication facilities. Overseas organizations increased the ratio of local employees, and set up the remuneration system for local employees in accordance with local remuneration practice. Overseas organizations participated proactively in local organizations and activities, and strived to integrate them into local societies. The Company invested in and constructed the China-Myanmar cross-border terrestrial cable project, and made contribution to improve Myanmar's communications infrastructure and to enhance ASEAN countries' information service capabilities.

7. COMMITTED TO PUBLIC WELFARE AND CHARITY

The Company cares about people's livelihood and constantly contributes to the society. The Company carried out various public and voluntary activities, such as helping the old and disabled, supporting education, planting tree and donating blood and winter clothing, and participated in community development.


Team 0843
Lawrence Lee
Kam Yan
Derek Chong
William Wong
樂施毅行者 2013
OXFAM TRAILWALKER
32
9
15-17.11.2013





Corporate Information

DIRECTORS

Chang Xiaobing *Executive Director, Chairman and Chief Executive Officer*
Lu Yimin *Executive Director and President*
Tong Jilu *Executive Director and Senior Vice President*
Li Fushen *Executive Director and Chief Financial Officer*
Cesareo Alierta Izuel *Non-Executive Director*
Cheung Wing Lam Linus *Independent Non-Executive Director*
Wong Wai Ming *Independent Non-Executive Director*
John Lawson Thornton *Independent Non-Executive Director*
Chung Shui Ming Timpson *Independent Non-Executive Director*
Cai Hongbin *Independent Non-Executive Director*
Law Fan Chiu Fun Fanny *Independent Non-Executive Director*

AUDIT COMMITTEE

Wong Wai Ming *(Chairman)* Cheung Wing Lam Linus John Lawson Thornton Chung Shui Ming Timpson Cai Hongbin
Law Fan Chiu Fun Fanny

REMUNERATION COMMITTEE

Cheung Wing Lam Linus *(Chairman)* Wong Wai Ming John Lawson Thornton Chung Shui Ming Timpson Cai Hongbin

NOMINATION COMMITTEE

Cai Hongbin *(Chairman)* Chang Xiaobing John Lawson Thornton Chung Shui Ming Timpson

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITOR

KPMG

LEGAL ADVISORS

Freshfields Bruckhaus Deringer Sullivan & Cromwell

REGISTERED OFFICE

75th Floor, The Center, 99 Queen's Road Central, Hong Kong Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street, Xicheng District, Beijing 100033, P.R.C. Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
101 Barclay Street, New York, NY 10286, USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 April 2014. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong: China Unicom (Hong Kong) Limited, 75th Floor, The Center, 99 Queen's Road Central, Hong Kong
United States: The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA

STOCK CODE

Hong Kong Stock Exchange: 0762 New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Biographical Details of Directors and Senior Management



CHANG XIAOBING

Chairman and Chief Executive Officer

Aged 57, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, Vice President of China Telecommunications Corporation, as well as Executive Director and President of China Telecom Corporation Limited. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). Mr. Chang has served as a Director of Telefónica S.A. ("Telefónica", listed on various stock exchanges including Madrid, New York and London) since May 2011. He also serves as the Chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.



LU YIMIN

Executive Director and President

Aged 50, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor's degree in computer science in 1985 and then was awarded a master's degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation ("Netcom Group") in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited ("PCCW", listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since May 2008 and the Deputy Chairman of PCCW since November 2011. Mr. Lu has served as a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

Biographical Details of Directors and Senior Management



TONG JILU

Executive Director and Senior Vice President

Aged 55, was appointed as an Executive Director of the Company in February 2004 and Senior Vice President of the Company in March 2011. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor's degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to Unicom Group. From February 2004 to March 2011, Mr. Tong served as Chief Financial Officer of the Company. Mr. Tong now serves as a Director and Vice President of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive operation and financial management experience in telecommunications companies.



LI FUSHEN

Executive Director and Chief Financial Officer

Aged 51, was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master's degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") since September 2005 and has served as Executive Director of China Netcom since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Biographical Details of Directors and Senior Management



CESAREO ALIERTA IZUEL

Non-Executive Director

Aged 68, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. ("Telefónica") since July 2000. Mr. Alierta is a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts' Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company's merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A. In September 2005, Mr. Alierta received "The Global Spanish Entrepreneur" award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master's degree in business administration at the University of Columbia (New York) in 1970.



CHEUNG WING LAM LINUS

Independent Non-Executive Director

Aged 65, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of Centennial College and an Independent Non-Executive Director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung was Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Biographical Details of Directors and Senior Management



WONG WAI MING

Independent Non-Executive Director

Aged 56, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also an Independent Non-Executive Director of I.T Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.



JOHN LAWSON THORNTON

Independent Non-Executive Director

Aged 60, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Thornton is currently a Professor and Director of the Global Leadership Program, and Member of the Advisory Board, at the Tsinghua University School of Economics and Management in Beijing. He is the Co-Chairman of Barrick Gold Corporation (listed on the Toronto Stock Exchange and New York Stock Exchange). He is the Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. Mr. Thornton is a Director of Ford Motor Company (listed on the New York Stock Exchange). He is also an advisory board member of China Investment Corporation (CIC) and China Securities Regulatory Commission (CSRC). Mr. Thornton served as a Director of HSBC Holdings plc from December 2008 to May 2013, a Director of News Corporation from June 2004 to November 2012 and an Independent Non-Executive Director of China Netcom from October 2004 to November 2008. Mr. Thornton retired in July 2003 as President and Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.

Biographical Details of Directors and Senior Management



CHUNG SHUI MING TIMPSON
Independent Non-Executive Director

Aged 62, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People's Political Consultative Conference. He is also the Chairman of the Advisory Committee on Arts Development. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, Henderson Land Development Company Limited and China Construction Bank Corporation (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.



CAI HONGBIN
Independent Non-Executive Director

Aged 46, was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University. Besides, Mr. Cai is a Deputy to the National People's Congress of the People's Republic of China and an Outside Director of China Petrochemical Corporation. Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles. He was also an Independent Director of China Everbright Bank Company Limited, Concord Medical Services Holdings Limited and Beijing Venustech Inc.. Mr. Cai received a bachelor's degree in Mathematics from Wuhan University in 1988, a master's degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the People's Republic of China (the "Ministry of Education") in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007, the National Changjiang Scholar from the Ministry of Education in 2008, Fellow of the Econometric Society in 2011 and Council of the Econometric Society in 2012. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.

Biographical Details of Directors and Senior Management



LAW FAN CHIU FUN FANNY
Independent Non-Executive Director

Aged 61, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Deputy of the Hong Kong Special Administrative Region ("HKSAR") to the National People's Congress of the People's Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited (listed on the Hong Kong Stock Exchange). Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.



LI JIANGUO
Senior Vice President

Aged 60, was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a Director and Chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of the Company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is the Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.

Biographical Details of Directors and Senior Management



LI GANG
Senior Vice President

Aged 56, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW since November 2011. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



ZHANG JUNAN
Senior Vice President

Aged 57, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002 and a doctor's degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Biographical Details of Directors and Senior Management



JIANG ZHENGXIN
Senior Vice President

Aged 56, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor's degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master's degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.



SHAO GUANGLU
Senior Vice President

Aged 50, was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor's degree from Harbin Institute of Technology in 1985, a master's degree in engineering and a master's degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master's degree in management from BI Norwegian Business School in 2002 and a doctor's degree in management from Nankai University in 2009. Mr. Shao joined China United Telecommunications Corporation in February 1995. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, and a Director and Senior Vice President of CUCL. Mr. Shao Guanglu has worked in the telecommunications industry for a long period of time and has extensive management experience.

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provides for code provisions (the "Code Provisions") and recommended best practices with respect to (i) composition, responsibilities and procedures of the Board of Directors (the "Board"), (ii) remuneration of Directors and senior management and Board evaluation, (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary.

The Board is responsible for performing overall corporate governance duties, in which the Chairman has the primary responsibility for ensuring that good corporate governance practices and procedures are established. The Company has adopted a Corporate Governance Policy which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company's policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company's compliance with the Code.

Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2013, it complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters, including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. The Board comprises 11 directors, including four executive directors, one non-executive director and six independent non-executive directors. One of the Board members is female. The Board is well diversified and its composition reflects a number of factors, including professional knowledge, skills, experience and diversity of perspectives which are appropriate to the Company's business model and specific needs. Particulars of the Directors are set out on pages 38 to 43 of this annual report. During the year ended 31 December 2013, the Board adopted a board diversity policy. Further information on the board diversity policy is set out on page 52 of this annual report.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer (the "CEO") of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including business development, strategy and operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board acknowledges that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

All non-executive directors and independent non-executive directors of the Company are influential members of society and possess good knowledge and experience in different areas. They have been making positive contributions to the development of the Company's strategies and policies through independent, constructive and informed comments. They have kept close contact with management and often actively express different opinions on matters relating to shareholders and the capital market at board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for their equity interests and remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. The functions of non-executive directors and independent non-executive directors include, amongst other things, attending board meetings, exercising independent judgments at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new Directors and senior management members, the Nomination Committee would, after considering the Company's need for new Directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting, attendees of which include independent non-executive directors and non-executive directors, to consider the qualifications of the candidates. Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's memorandum and articles of association (the "Memorandum and Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years.

Mr. Lu Yimin, Mr. Cheung Wing Lam Linus ("Mr. Cheung"), Mr. Wong Wai Ming and Mr. John Lawson Thornton (together, the "Directors for Re-Election") will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. Among the Directors for Re-election, Mr. Cheung has served as an independent non-executive director of the Company for more than nine years. Mr. Cheung has expressed views and given independent guidance to the Company over the years, and he continues demonstrating a firm commitment to his role. The Nomination Committee considers that the long service of Mr. Cheung would not affect his exercise of independent judgment and is satisfied that Mr. Cheung has the required character, independence, integrity and experience to continue fulfilling the role of an independent non-executive director. Particulars of the Directors for Re-election and their proposed remuneration are set out on pages 38 to 41 and page 68 of this annual report.

Corporate Governance Report

Every newly appointed Director is provided with a comprehensive, formal and tailored induction on appointment, and would subsequently receive any briefing and professional development necessary to ensure that he/she has proper understanding of the Company's operations and businesses, full understanding of his/her responsibilities under statute and common law, the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors' appointment will be duly prepared.

Directors' training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors. During the year ended 31 December 2013, in addition to the attendance at meetings, review of papers and circulars sent by the Company as well as reading of training materials, Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu, Mr. Li Fushen, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin attended relevant trainings organised by the Company, respectively; Mr. Cesareo Alierta Izuel attended various trainings in legislative and industrial environment update held by Telefónica S.A.; Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson also attended various professional trainings in accounting; Mr. John Lawson Thornton attended as speaker at various international economic and management forums; Mrs. Law Fan Chiu Fun Fanny attended various trainings in legislative update held by different organisations.

The remuneration package for executive directors includes salary and performance-linked annual bonuses. The remuneration of executive directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive directors and members of the board committees of the Company. The Company also adopted share option schemes for the purpose of providing long term incentives to Directors (details of such share option schemes are set out in the paragraph headed "Share Option Schemes of the Company" on pages 61 to 66 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 156 to 158 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, including, but not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, equity-related capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by the Board periodically to ensure that they remain appropriate to the needs of the Company.

The Board convenes meetings regularly and all Directors have adequate opportunity to be present at the meetings and to include issues for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions).

The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company's affairs and reports to the Chairman of the Board. She keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Memorandum and Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting draft minutes of board meetings and committee meetings to the Directors and committee members for their comment, and final versions of minutes for their records, within a reasonable time after the relevant meetings. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed. Physical board meetings will be held for the selection, appointment or dismissal of the Company Secretary. To ensure the possession of up-to-date knowledge and market information to perform her duties, the Company Secretary attended sufficient professional training in 2013.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time and attention to the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. Senior management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that the Directors can make informed decisions. Besides formal board meetings, the Chairman also meets annually with non-executive Directors and independent non-executive Directors, without the presence of the executive Directors, which further promotes the exchange of different views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, adequate, accurate, clear, complete and reliable information regarding those matters is provided in advance and in a timely manner, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have improved the corporate governance of the Company.

In 2013, the Board held five full board meetings for, amongst other things, discussion and approval of important matters such as the 2012 annual results, the 2012 Form 20-F, the 2013 annual budget, the 2013 interim results, the first and third quarter results for 2013, appointment of KPMG as independent auditor, renewal of continuing connected transactions, connected transaction in relation to the establishment of a finance company, and reports on internal control.

Corporate Governance Report

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/Held				
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting	Nomination Committee Meeting	Shareholders Meeting
Executive Director					
Chang Xiaobing (Chairman)	5/5	N/A	N/A	2/2	1/1
Lu Yimin	4/5	N/A	N/A	N/A	0/1
Tong Jilu	5/5	N/A	N/A	N/A	1/1
Li Fushen	5/5	N/A	N/A	N/A	1/1
Non-Executive Director					
Cesareo Alierta Izuel	0/5	N/A	N/A	N/A	0/1
Independent Non-Executive Director					
Cheung Wing Lam Linus	5/5	5/5	1/1	N/A	1/1
Wong Wai Ming	4/5	4/5	0/1	N/A	0/1
John Lawson Thornton	3/5	4/5	1/1	1/2	1/1
Chung Shui Ming Timpson	4/5	4/5	1/1	2/2	1/1
Cai Hongbin	4/5	4/5	0/1	2/2	1/1
Law Fan Chiu Fun Fanny	4/5	5/5	N/A	N/A	1/1

With the contribution from each Director, the Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner. The Board is satisfied that each Director has spent sufficient time on performing its responsibilities.

(2) Committees under the Board

The Company has established three committees under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and the Hong Kong Stock Exchange. From time to time as required by the Listing Rules, the Board also establishes Independent Board Committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders approval entered into by the Company and/or its subsidiaries. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

(a) Audit Committee

Composition

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

Major Responsibilities

The major responsibilities of the Audit Committee include: as the key representative body, overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the internal control system with the management and reviewing the reports on the internal control procedures of the Company.

Work Done in 2013

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal control and efficient audit.

The Audit Committee held five meetings in 2013 for, amongst other things, discussion and approval of the 2012 annual results, the 2012 Form 20-F, the 2013 interim results, and the first and third quarter results for 2013. In addition, the Audit Committee approved in the meetings the appointment of KPMG as independent auditor, the reports on internal control, the report on internal audit findings in 2012 and the action plan for 2013, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2013.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. federal securities regulations and the New York Stock Exchange listing standards with respect to audit committee.

(b) Remuneration Committee

Composition

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors' and senior management's remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company's share option schemes. The Remuneration Committee conducts performance review of the CEO and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

Corporate Governance Report

Work Done in 2013

The Remuneration Committee meets at least once a year.

The Remuneration Committee held one meeting in 2013 for, amongst other things, discussion and approval of the 2012 appraisal report and the 2013 performance contract of the CEO, and bonus for senior management for 2012.

The Remuneration Committee has performed its duties effectively on reviewing and approving the remuneration packages, especially the performance-based remunerations for the CEO, as well as making recommendations to the Board with regards to the remuneration packages for senior management.

(c) Nomination Committee

Composition

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

Major Responsibilities

The major responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Done in 2013

The Nomination Committee meets at least once a year.

The Nomination Committee held two meetings in 2013 for, amongst other things, reviewing the structure, size and composition of the Board, assessment of the independence of independent non-executive directors and making recommendations to the Board on the proposed re-election of Directors.

During the year ended 31 December 2013, the Nomination Committee formulated the board diversity policy. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider a number of factors, including professional knowledge, skills, experience and diversity of perspectives which are appropriate to the Company's business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. Selection of candidates will be based on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") provides that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company itself or the Company and its subsidiaries will continue to operate in the foreseeable future.

The financial statements for the year ended 31 December 2013 are prepared under the going concern basis. In preparing the financial statements, appropriate accounting policies have been selected; fair and reasonable judgments and estimates have been made.

A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on page 84 of this annual report.

In addition, the Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, the management provides explanations and information to the Board so that the Board can evaluate the merits of the financial information and other information that need to be approved. The Board has also made a balanced, clear and understandable assessment of the financial position and performance of the Company in the communications to shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard the Company's assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch and subsidiary level and upgraded the business performance review processes and controls; expanded accounting manuals and clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistleblowing mechanisms; assessed the effectiveness of internal control at branch-level based on the Company's enterprise risk assessment results and took measures to improve internal control over branches and subsidiaries; and implemented the Policy on Risk Management.

The Company has an internal audit department with over 570 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. With an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance with rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthening the operation and management, improving internal control systems, mitigating operational risks and increasing the economic efficiency of the Company.

The Board has overall responsibility for maintaining sound and effective internal control systems. Pursuant to the Code Provisions, the Board conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries for the year ended 31 December 2013 based on thorough discussions with, and review of evaluation report prepared by, the Company's internal audit department, legal and risk management department, as well as meetings with the Company's management. The review covered all material aspects of the Company's control functions, including financial, operational, information system, compliance controls and risk management functions. The review also considered, with respect to the Company's accounting and financial reporting function, the adequacy of resources, staff qualifications and experience, and training programs and budget.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Company has adopted and implemented the Information Disclosure Control Policy. In an effort to standardize the principles for information disclosures, the Company established the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company's financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2013, and all of the Directors have confirmed such compliance.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") has been an area of emphasis for the Company. The relevant sections of the Sarbanes-Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2013. Management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F for the year ended 31 December 2013 to be filed with the United States Securities and Exchange Commission by 30 April 2014.


China Unicom
Platinum Award

The Company received Platinum Corporate Award from "The Asset" magazine for the first time in December 2013.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent applicable to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

INDEPENDENT AUDITOR

KPMG is the independent auditor of the Company. The remuneration paid/payable to the independent auditor for provision of services in 2013 is as follows:

Items	Note	2013 (in RMB thousands)
Audit services	(i)	58,600
Total		58,600

Notes:

(i) Audit services in 2013 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

SHAREHOLDERS' RIGHTS

(1) Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The Directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

The last annual general meeting of the Company was held on 21 May 2013, at which the following resolutions were passed:

- to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2012
- to declare a final dividend for the year ended 31 December 2012
- to re-elect Mr. Tong Jilu, Mr. Li Fushen, Mr. Cesareo Alierta Izuel, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny as Directors, and to authorise the Board to fix remuneration of the Directors for the year ending 31 December 2013
- to appoint KPMG as auditor and authorise the Board to fix their remuneration for the year ending 31 December 2013
- to grant a general mandate to issue new shares
- to grant a general mandate for share repurchase
- to extend the general mandate to issue new shares

The next annual general meeting will be held on 16 April 2014. Please refer to the "Notice of Annual General Meeting" on pages 79 to 81 for this annual report for details.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 115A of the Companies Ordinance, the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders each holding shares paid up to an average sum of not less than HK$2,000.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks before the annual general meeting, and provided that the requisitionists also deposit or tender a sum reasonably sufficient to meet the Company's expenses, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting. If an annual general meeting is called for a date six weeks or less after the requisition had been deposited, the requisition will be deemed to have complied with the timing requirement above.

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company's expenses for application to the court.

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

(2) Extraordinary General Meeting

Notices of extraordinary general meeting are required to be sent to shareholders at least 10 clear business days before the meeting.

Convening Extraordinary General Meetings

Pursuant to Section 113 of the Companies Ordinance, shareholder(s) holding not less than 5% of the paid-up capital of the Company, carrying the right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the Directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by Directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the Directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in "Convening Extraordinary General Meetings" above.

Any queries relating to shareholders' rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company's registered office and marked for the attention of the Company Secretary.

(3) Memorandum and Articles of Association

Rights of the shareholders are provided under the Memorandum and Articles of Association. In 2013, there had been no significant change in the Memorandum and Articles of Association.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company's transparency and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.


中國聯合網絡通信(香港)股份有限公司


China unicom中国联通
中國聯合網絡通信(香港)股份有限公司
China Unicom (Hong Kong) Limited
二零一三年度中期業績發佈會
2013 Interim Results Announcement



Upon the announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company would interact directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts and journalists. Archived webcast of the analyst conference is also available on the Company's website on the same day to ensure wide dissemination of information and data.

The Company's investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the Directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows and actively attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

In 2013, the Company participated in the following investor conferences:

Date	Event	Location
10 January 2013	Citi Hong Kong and China Corporate Days 2013	Hong Kong
14-15 January 2013	UBS Greater China Conference 2013	Shanghai
14-15 January 2013	DB Access China Conference 2013	Beijing
8-10 May 2013	Macquarie Greater China Conference	Hong Kong
13-15 May 2013	18th CLSA China Forum	Beijing
13-16 May 2013	Morgan Stanley 4th Annual Hong Kong Investor Summit	Hong Kong
14-15 May 2013	BNP Paribas 4th Annual Asia Pacific TMT Conference	Hong Kong
30-31 May 2013	Goldman Sachs Telecom & Internet Corporate Day	Hong Kong
3-5 June 2013	J.P. Morgan 9th China Summit	Beijing
4-6 June 2013	BofAML 2013 Global Telcom & Media Conference	London
11 June 2013	Bank of America Merrill Lynch Mobile Internet Corporate Day	Hong Kong
5 September 2013	Nomura China Investor Forum	Shanghai
24-25 September 2013	CLSA Investor's Forum	Hong Kong
30-31 October 2013	Credit Suisse China Investment Conference 2013	Hong Kong
5 November 2013	Goldman Sachs Greater China CEO Summit 2013	Hong Kong
6-7 November 2013	Bank of America Merrill Lynch China Conference	Beijing
12 November 2013	Morgan Stanley Asia Pacific Corporate Day	Hong Kong
13 November 2013	Citi Greater China Investor Conference 2013	Macau
13-14 November 2013	Morgan Stanley Asia Pacific Summit 2013	Singapore
18-19 November 2013	JP Morgan Global TMT Conference 2013	Hong Kong
21 November 2013	Daiwa Investment Conference (Hong Kong) 2013	Hong Kong
2 December 2013	CICC Investors Conference 2013	Beijing
4 December 2013	Barclays Asia TMT Conference	Hong Kong
12 December 2013	BOCI Corporate Day	Hong Kong

In addition, through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Furthermore, the Company has adopted a Shareholders' Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders' and the investment community's communication with the Company.

ENQUIRY ON THE COMPANY

Shareholders may raise any enquiry on the Company at any time through the following channels:

China Unicom (Hong Kong) Limited

Address: 75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 2126 2018
Fax: (852) 2126 2016
Website: www.chinaunicom.com.hk

General Enquiry

Email: info@chinaunicom.com.hk

Media Enquiry

Email: media@chinaunicom.com.hk

Investor Enquiry

Email: IR@chinaunicom.com.hk

These contact details are also available in the "Contact Us" section on the Company's website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner.

Report of the Directors

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2013.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2013 are set out on pages 89 to 90 of this annual report.

In view of the Group's performance during 2013, the Board recommends the payment of a final dividend of RMB0.16 per ordinary share ("2013 Final Dividend"), totaling approximately RMB3,805 million for the year ended 31 December 2013.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 174 to 175 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2013.

Please refer to the financial statements on pages 85 to 173 for the operating results of the Group for the year ended 31 December 2013 and the respective financial positions of the Group and the Company as at that date.

LOANS

Please refer to Notes 20, 25 and 39.1(c) to the financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 21 to the financial statements for details of the promissory notes of the Group.

CONVERTIBLE BONDS

Please refer to Note 22 to the financial statements for details of the convertible bonds of the Group.

CORPORATE BONDS

Please refer to Note 23 to the financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 26 to the financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 6 to the financial statements for movements in the property, plant and equipment of the Group and the Company for the year.

CHARGE ON ASSETS

As at 31 December 2013, no property, plant and equipment was pledged to banks as loan security (31 December 2012: Nil).

SHARE CAPITAL

Please refer to Note 18 to the financial statements for details of the share capital of the Company.

RESERVES

Please refer to pages 91 to 92 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2013. As at 31 December 2013, the distributable reserve of the Company amounted to approximately RMB4,410 million (2012: approximately RMB2,042 million).

SUBSIDIARIES

Please refer to Note 11 to the financial statements for details of the Company's subsidiaries.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to page 91 of this annual report for the Consolidated Statement of Changes in Equity and page 92 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 30 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's sales to its five largest customers for the year ended 31 December 2013 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2013 represented approximately 21.36% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2013 accounted for approximately 41.86% of the total purchases of the Group for the year.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2013.)

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 31 December 2013, 85,850,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.36% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 946,000 share options were held by the Directors and their associates as at 31 December 2013. Please refer to the subsection headed "Share Option Schemes of the Company – 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 31 December 2013 are governed by the terms of the Share Option Scheme.

During the year ended 31 December 2013, 110,000 options at the exercise price of HKD4.30 for each option granted under the Share Option Scheme were lapsed and the following share options granted under the Share Option Scheme were exercised:

Number of Options	Exercise Price (HKD)
8,846,000	4.30
27,170,000	5.92
526,000	6.20
79,538,000	6.35

2. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y

Exercise price of each Special Unicom Option = Z/X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26. The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalization issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2014 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2014 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company – 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2014 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2014 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company – 3. Interests of Directors, Chief Executives and

Report of the Directors

Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 31 December 2013, 88,648,077 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.37% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, no share option was held by Director as at 31 December 2013. All of the share options granted and outstanding as at 31 December 2013 are governed by the terms of the Special Purpose Share Option Scheme.

During the year ended 31 December 2013, the following share options granted under the Special Purpose Share Option Scheme were exercised:

Number of Options	Exercise Price (HKD)
56,685,994	5.57
43,957,087	8.26

3. Interest of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2013[1]	Granted[1]	Exercised[1]	Lapsed[1]	No. of Options Outstanding as at 31 December 2013[1]
Directors								
Chang Xiaobing	Beneficial owner	21 December 2004	6.20	526,000	–	(526,000)	–	–
(Chairman and CEO)	(Personal)	15 February 2006	6.35	746,000	–	–	–	746,000
								746,000
Lu Yimin	–	–	–	–	–	–	–	–
Tong Jilu	Beneficial owner	20 July 2004	5.92	92,000	–	(92,000)	–	–
	(Personal)	15 February 2006	6.35	460,000	–	(260,000)	–	200,000
	Beneficial owner	20 July 2004	5.92	32,000	–	(32,000)	–	–
	(Spouse)	15 February 2006	6.35	40,000	–	(40,000)	–	–
								200,000
Li Fushen	Beneficial owner (Personal)	15 October 2008	5.57	723,840	–	(723,840)	–	–
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Chung Shui Ming Timpson	–	–	–	–	–	–	–	–
Cai Hongbin	–	–	–	–	–	–	–	–
Law Fan Chiu Fun Fanny	–	–	–	–	–	–	–	–
Employees[2]		21 May 2003	4.30	8,956,000	–	(8,846,000)	(110,000)	–
		20 July 2004	5.92	40,900,000	–	(27,046,000)	–	13,854,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	150,160,000	–	(79,238,000)	–	70,922,000
		15 October 2008	5.57	99,637,850	–	(55,962,154)	–	43,675,696
		15 October 2008	8.26	88,929,468	–	(43,957,087)	–	44,972,381
								173,552,077
Total				**391,331,158**				**174,498,077**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. The share options outstanding as at 31 December 2013 include approximately 3,214,236 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

3. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Share Option Scheme:		
21 May 2003	4.30	21 May 2004 to 20 May 2013 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2013 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2013 (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2014 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2014 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2015 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2015 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2014 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2014 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

Report of the Directors

* In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" was in force until middle of 2013, the Board further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As at 31 December 2013, approximately 3,214,236 share options held by Transferred Personnel (as discussed in Note 2 above) remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013 under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

4. Details of share options exercised during the year ended 31 December 2013 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective dates immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares
21 May 2003	4.30	10.80	38,037,800	8,846,000
20 July 2004	5.92	11.55	160,846,400	27,170,000
21 December 2004	6.20	12.10	3,261,200	526,000
15 February 2006	6.35	11.68	505,066,300	79,538,000
15 October 2008	5.57	11.65	315,740,987	56,685,994
15 October 2008	8.26	11.92	363,085,539	43,957,087

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2013, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) ("SFO") as at 31 December 2013:

	Ordinary Shares Held		Percentage of Total Issued Shares
	Directly	Indirectly	
(i) China United Network Communications Group Company Limited ("Unicom Group")[1,2]	–	18,032,853,047	75.82%
(ii) China United Network Communications Limited ("Unicom A Share Company")[1]	–	9,725,000,020	40.89%
(iii) China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	–	40.89%
(iv) China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI")[2,3]	8,082,130,236	225,722,791	34.93%
(v) Telefónica S.A. ("Telefónica")[4]	–	1,191,047,587	5.01%
(vi) Telefónica Internacional S.A.U.[4]	1,191,047,587	–	5.01%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Unicom Group BVI holds 8,082,130,236 shares (representing 33.98% of the total issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.95% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

4. Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U. are deemed to be, and have therefore been included in, the interests of Telefónica.

Apart from the foregoing, as at 31 December 2013, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 18 to the consolidated financial statements for details of the share capital of the Company.

COMPOSITION OF THE BOARD

The Directors during the year were:

Executive Directors:

Chang Xiaobing *(Chairman and CEO)*
Lu Yimin
Tong Jilu
Li Fushen

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin
Law Fan Chiu Fun Fanny

Pursuant to the Articles of Association, Mr. Lu Yimin, Mr. Cheung Wing Lam Linus ("Mr. Cheung"), Mr. Wong Wai Ming and Mr. John Lawson Thornton (together, the "Directors for Re-Election") will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The personal biographies of the Directors for Re-Election are set out in the section headed "Biographical Details of Directors and Senior Management" on pages 38 to 41 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. Save as disclosed in this section, the subsection headed "Share Option Schemes of the Company – 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and Special Purpose Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Among the Directors for Re-Election, Mr. Cheung has served as an independent non-executive director of the Company for more than nine years. Mr. Cheung has expressed views and given independent guidance to the Company over years, and he continues demonstrating a firm commitment to his role. The Nomination Committee of the Company considers that the long service of Mr. Cheung would not affect his exercise of independent judgment and is satisfied that Mr. Cheung has the required character, independence, integrity and experience to continue fulfilling the role of an independent non-executive director.

The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year's advance notice or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, the Directors are subject to retirement by rotation at annual general meetings in accordance with the Articles of Association.

The proposed remuneration package of Mr. Lu Yimin includes a basic annual salary of RMB300,000 and a discretionary bonus of approximately RMB650,000 (subject to adjustments as recommended by the Remuneration Committee and approved by the Board). The proposed remuneration package of Mr. Lu Yimin has been determined with reference to his duties and responsibilities in the Company, his experience and performance as well as the prevailing market conditions. The proposed remuneration package of each of Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. John Lawson Thornton includes an annual fee of HKD300,000 for being a non-executive director. Furthermore, the proposed remuneration package of Mr. Cheung Wing Lam Linus includes an annual fee of HKD40,000 and HKD70,000 for being the Chairman of the Remuneration Committee and a member of the Audit Committee, respectively; the proposed remuneration package of Mr. Wong Wai Ming includes an annual fee of HKD100,000 and HKD20,000 for being the Chairman of the Audit Committee and a member of the Remuneration Committee, respectively; the proposed remuneration package of Mr. John Lawson Thornton includes an annual fee of HKD70,000, HKD20,000 and HKD20,000 for being a member of the Audit Committee, the Nomination Committee and the Remuneration Committee, respectively. The proposed remuneration package of each of Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. John Lawson Thornton has been determined with reference to his duties and the prevailing market conditions.

Save as disclosed in this annual report, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company and that there is no other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors (including Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. John Lawson Thornton, each a Director for Re-Election) are currently independent.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 31 December 2013, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company – 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" hereinabove for the interests and rights to acquire shares by the Directors and the chief executive of the Company as at 31 December 2013 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the year ended 31 December 2013 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2013, none of the Directors and the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

DIRECTORS' INTEREST IN CONTRACTS

Save for (i) the service agreements between the Company and the executive directors, (ii) the comprehensive services agreement dated 24 October 2013 (the "2013 Comprehensive Services Agreement") between China United Network Communications Corporation Limited ("CUCL") and Unicom Group for renewal of continuing connected transactions and (iii) the capital contribution agreement dated 6 December 2013 (the "Capital Contribution Agreement") between CUCL and Unicom Group for the establishment of a joint venture company (the "JV Company") for the purposes of providing various financial services to the Group, as at 31 December 2013, the Directors did not have any material interest, whether directly or indirectly, in any significant contracts entered into by the Company. Mr. Chang Xiaobing, Mr. Lu Yimin, Mr. Tong Jilu and Mr. Li Fushen had abstained from voting on the board resolutions to approve the 2013 Comprehensive Services Agreement and the Capital Contribution Agreement due to their cross-directorship in the Company and Unicom Group. Details of the 2013 Comprehensive Services Agreement and the Capital Contribution Agreement are set out in the sections headed "Renewal of Continuing Connected Transactions" and "Establishment of a Finance Company" on page 76 of this annual report.

None of the Directors for Re-Election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed "Biographical Details of Directors and Senior Management" on pages 38 to 39 of this annual report for further details.

In addition, Mr. Chang Xiaobing, Chairman and Chief Executive Officer of the Company, has served as a director of Telefónica since May 2011. Mr. Cesareo Alierta Izuel, a Non-Executive Director of the Company, is a director of Telefónica and has served as an Executive Chairman of Telefónica since July 2000. Furthermore, Mr. Cesareo Alierta Izuel was a director of Telecom Italia.

Mr. Lu Yimin, an Executive Director and President of the Company, has served as a Non-Executive Director of PCCW Limited ("PCCW") since May 2008 and the Deputy Chairman of the Board of PCCW since November 2011. Mr. Lu has also served as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li Fushen, an Executive Director and Chief Financial Officer of the Company since March 2011, has served as a Non-Executive Director of PCCW since July 2007 and as a Non-Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011.

Mr. Chung Shui Ming Timpson, an Independent Non-Executive Director of the Company, has served as an Outside Director of China Mobile Communications Corporation during the period from September 2011 to January 2013.

Each of Telefónica, Telecom Italia, PCCW, HKT Limited, HKT Management Limited and China Mobile Communications Corporation, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2013 up to and including the date of this annual report.

EMOLUMENTS OF THE DIRECTORS

Please refer to Note 30 to the financial statements for details of the emoluments of the Directors.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2013, the Group had approximately 222,270 employees, 190 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 61,100 temporary staff in Mainland China. For the year ended 31 December 2013, employee benefit expenses were approximately RMB31.783 billion (for the year ended 31 December 2012: RMB28.778 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

As at 31 December 2013, Unicom Group is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

On 29 October 2010, CUCL and Unicom Group entered into an integrated service agreement (the "2010 Integrated Service Agreement") to renew certain continuing connected transactions. Pursuant to the 2010 Integrated Service Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The 2010 Integrated Service Agreement is valid for a term of three years starting from 1 January 2011 and ending on 31 December 2013.

Details of the continuing connected transactions under the 2010 Integrated Service Agreement are as follows:

Agreement	Nature of Transactions	Consideration and Terms
(1) Telecommunications Resources Leasing	Unicom Group agrees to lease to CUCL: (a) certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and	The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecom-munications resources.

Report of the Directors

Agreement	Nature of Transactions	Consideration and Terms
	(b) certain other telecommunications facilities required by CUCL for its operations.	CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rates, or where there is no market rates, be agreed between the parties and determined on a cost-plus basis. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis. For the year ended 31 December 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB328 million.
(2) Property Leasing	CUCL and Unicom Group agree to lease each other properties and ancillary facilities belonging to CUCL or Unicom Group (including their respective branch companies and subsidiaries).	The rental charges payable by CUCL and by Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2013, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB943 million, and the rental charges paid by Unicom Group to CUCL was negligible.
(3) Provision of Value-added Telecommunications Services	Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.	CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis. For the year ended 31 December 2013, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB53 million.

Agreement	Nature of Transactions	Consideration and Terms
(4) Provision of Equipment Procurement Services	Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement.	Charges for the provision of equipment procurement services are calculated at the rate of: (a) up to 3% of the contract value of those procurement contracts in the case of domestic equipment procurement; and (b) up to 1% of the contract value of those procurement contracts in the case of imported equipment procurement. The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles (the "Pricing Principles"): (a) the government fixed price; (b) where there is no government fixed price but a government guidance price exists, the government guidance price; (c) where there is neither a government fixed price nor a government guidance price, the market price; or (d) where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis. The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following: (a) the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or (b) the price charged by an independent third party providing the services in mainland China in an ordinary business transaction. The service charges due to Unicom Group will be settled on a monthly basis. For the year ended 31 December 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB188 million.

Agreement	Nature of Transactions	Consideration and Terms
(5) Provision of Engineering Design and Construction Services	Unicom Group agrees to provide to CUCL engineering design, construction and supervision services and IT services. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.	The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following: (a) the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or (b) the price charged by an independent third party providing the services in mainland China in an ordinary business transaction. The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2013, the total charges paid by CUCL to Unicom Group amounted to approximately RMB2,178 million.
(6) Provision of Ancillary Telecommunications Services	Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisitions and servicing and other customers' services.	The charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2013, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,853 million.
(7) Provision of Comprehensive Support Services	Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (other than facilities covered under the Telecommunications Resources Leasing above), vehicles services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff training, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).	The charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2013, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB613 million, and the total services charges paid by Unicom Group to CUCL was RMB52 million.

Agreement	Nature of Transactions	Consideration and Terms
(8) Provision of Shared Services	Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide central business support services to each other; (c) CUCL will provide trust services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.	Unicom Group and CUCL shall share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis. For the year ended 31 December 2013, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB171 million, and the services charges paid by Unicom Group to CUCL was negligible.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's independent auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 71 to 75 of this annual report in accordance with paragraph 14A.38 of the Listing Rules. A copy of the independent auditor's letter has been provided by the Company to the Hong Kong Stock Exchange.

Renewal of Continuing Connected Transactions

On 24 October 2013, CUCL and Unicom Group entered into the 2013 Comprehensive Services Agreement to renew the continuing connected transactions for a term of three years commencing on 1 January 2014 and expiring on 31 December 2016.

Please refer to the Company's announcements dated 24 October 2013 and 29 November 2013 for details.

Establishment of a Finance Company

On 6 December 2013, CUCL and Unicom Group entered into a capital contribution agreement for the establishment of a finance company (the "JV Company") for the purposes of providing various financial services to the Group. CUCL and Unicom Group agreed to invest RMB2,730 million and RMB270 million in the JV Company, which represent 91% and 9% of the registered capital of the JV Company, respectively. The capital contribution agreement will become effective upon approval of China Banking Regulatory Commission. Unicom Group is a connected person of the Company and the establishment of the JV Company constituted a connected transaction of the Company that is subject to the reporting and announcement requirements under the Listing Rules and is exempt from the independent shareholders' approval requirements.

Please refer to the Company's announcement dated 6 December 2013 for details.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2013. Please refer to Note 39 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2013.

CORPORATE GOVERNANCE REPORT

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 46 to 59.

MATERIAL LEGAL PROCEEDINGS

For the year ended 31 December 2013, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2013.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2013 and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2013, the Group made charitable and other donations in an aggregate amount of approximately RMB5.92 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1) from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the shareholders' rights to attend and vote at the Annual General Meeting of the Company to be held on 16 April 2014 (and any adjournment thereof) (the "AGM"). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 11 April 2014; and

(2) from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the shareholders' entitlement to the 2013 Final Dividend. In order to qualify for the proposed 2013 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 April 2014. Subject to the approval by shareholders at the AGM, the 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those members registered in the Company's register of members as at 29 April 2014 (the "Dividend Record Date").

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 FINAL DIVIDEND

Pursuant to (i) the "Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" (the "Notice") issued by the State Administration of Taxation of the People's Republic of China (the "SAT"); (ii) the "Enterprise Income Tax Law of the People's Republic of China" (the "Enterprise Income Tax Law") and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China" (the "Implementation Rules"); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2013 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the "Enterprise Income Tax"), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2013 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company's register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

Shareholders who are not individual shareholders listed on the Company's register of members and who (i) are resident enterprises of the People's Republic of China (the "PRC") (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2013 Final Dividend, should lodge with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 24 April 2014, and present the documents from such shareholder's governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company's register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

At the close of the 2013 annual general meeting of the Company held on 21 May 2013, PricewaterhouseCoopers retired as independent auditor of the Company upon expiration of its term of office and KPMG was appointed as the independent auditor of the Company until the conclusion of the 2014 annual general meeting of the Company (the "2014 AGM"). KPMG has audited the accompanying financial statements.

A resolution will be submitted by the Board at the 2014 AGM to re-appoint KPMG as the Company's independent auditor for the year ending 31 December 2014.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 27 February 2014

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom (Hong Kong) Limited (the "Company") will be held on 16 April 2014 at 3:00 p.m. at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2013.

2. To declare a final dividend for the year ended 31 December 2013.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2014.

4. To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2014.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(A) subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

Notice of Annual General Meeting

6. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B) the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the total number of Shares in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10 per cent of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution."

8. "**THAT** conditional on the Stock Exchange granting approval of the listing of and permission to deal with Shares which fall to be issued pursuant to the exercise of subscription rights attaching to any options granted (the "Option Shares") under the Company's new share option scheme (principal terms of which are set out in the summary included in the circular of the Company enclosed with the 2013 annual report under "Appendix II – Summary of the Principal Terms of the New Share Option Scheme" and the terms of which are set out in the printed document marked "A" produced to the Meeting and for the purpose of identification signed by the Chairman hereof) (the "New Share Option Scheme"), the New Share Option Scheme be and is hereby approved to be the share option scheme for the Company and that the Board of Directors (or a duly authorised committee thereof or such other committee as the Board of Directors may authorise) be and is hereby authorised to (i) grant options during the term of the New Share Option Scheme; (ii) to allot and issue Option Shares pursuant to the exercise of such options in accordance with the terms of the New Share Option Scheme; and (iii) to take all such steps as may be necessary or desirable to implement the New Share Option Scheme."

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 11 March 2014

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2013 of RMB0.16 per share (the "2013 Final Dividend") and subject to the passing of the Resolution 2 above, the 2013 Final Dividend is expected to be paid in Hong Kong dollars on or about 15 May 2014 to those shareholders whose names appear on the Company's register of shareholders on 29 April 2014.

4. The register of members of the Company will be closed during the following periods:

   (1) from 14 April 2014 to 16 April 2014, both days inclusive, for the purpose of ascertaining the shareholders' rights to attend and vote at the Meeting (and any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4 : 30 p.m. of 11 April 2014; and

   (2) from 25 April 2014 to 29 April 2014, both days inclusive, for the purpose of ascertaining the shareholders' entitlement to the 2013 Final Dividend. In order to qualify the proposed 2013 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 April 2014.

5. In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Lu Yimin, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. John Lawson Thornton will retire by rotation at the Meeting and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out in the 2013 annual report of the Company.

6. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to buy back Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy-back by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2013 annual report (the "Circular").

7. In relation to the Ordinary Resolution set out in item 8, a summary of the principal terms of the New Share Option Scheme necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the New Share Option Scheme, as required by the Listing Rules, will be set out in the Circular.

8. The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company's and the Stock Exchange's websites after the Meeting.

9. Shareholders are suggested to telephone the Company's hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.


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OUR ACHIEVEMENTS

Our service revenue growth has outperformed the industry for the consecutive

4 YEARS.

The rapid development over the past 5 years has significantly enhanced our overall strength. Compared to 2009, our operating revenue increased by 92%, and our operating cash flow increased by 36%. Our net profit reached new high since the merger, and our free cash flow turned positive for the first time in the past 5 years.

Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together "the Group") set out on pages 85 to 173, which comprise the consolidated and company balance sheets as at 31 December 2013, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

27 February 2014

Consolidated Balance Sheet

(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December 2013	2012
ASSETS			
Non-current assets			
Property, plant and equipment	6	**431,625**	430,997
Lease prepayments	7	**8,038**	7,601
Goodwill	8	**2,771**	2,771
Deferred income tax assets	9	**6,734**	6,534
Financial assets at fair value through other comprehensive income	10	**6,497**	5,567
Other assets	12	**21,296**	14,480
		476,961	467,950
Current assets			
Inventories and consumables	13	**5,536**	5,803
Accounts receivable	14	**14,842**	13,753
Prepayments and other current assets	15	**9,664**	9,580
Amounts due from related parties	39.1	**11**	18
Amounts due from domestic carriers		**597**	738
Short-term bank deposits	16	**54**	32
Cash and cash equivalents	17	**21,506**	18,250
		52,210	48,174
Total assets		**529,171**	516,124
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	18	**2,328**	2,311
Share premium	18	**175,204**	173,473
Reserves	19	**(19,450)**	(20,509)
Retained profits			
– Proposed final dividend	37	**3,805**	2,828
– Others		**57,012**	51,402
Total equity		**218,899**	209,505

Consolidated Balance Sheet

(All amounts in RMB millions)

	Note	As at 31 December 2013	2012
LIABILITIES			
Non-current liabilities			
Long-term bank loans	20	**481**	536
Convertible bonds	22	**11,002**	–
Corporate bonds	23	**2,000**	2,000
Deferred income tax liabilities	9	**26**	20
Deferred revenue		**1,269**	1,412
Other obligations	24	**255**	331
		15,033	4,299
Current liabilities			
Short-term bank loans	25	**94,422**	69,175
Commercial papers	26	**35,000**	38,000
Current portion of long-term bank loans	20	**48**	850
Current portion of promissory notes	21	**–**	15,000
Convertible bonds	22	**–**	11,215
Current portion of corporate bonds	23	**–**	5,000
Accounts payable and accrued liabilities	27	**102,212**	108,486
Taxes payable		**2,634**	1,820
Amounts due to ultimate holding company	39.1	**1,634**	567
Amounts due to related parties	39.1	**4,176**	4,767
Amounts due to domestic carriers		**1,504**	1,163
Dividend payable		**644**	561
Current portion of deferred revenue		**452**	729
Current portion of other obligations	24	**2,672**	2,642
Advances from customers		**49,841**	42,345
		295,239	302,320
Total liabilities		**310,272**	306,619
Total equity and liabilities		**529,171**	516,124
Net current liabilities		**(243,029)**	(254,146)
Total assets less current liabilities		**233,932**	213,804

The notes on pages 95 to 173 are an integral part of these consolidated financial statements.

Approved and authorised for issue by the Board of Directors on 27 February 2014 and signed on behalf of the Board by

Chang Xiaobing
Director

Li Fushen
Director

Balance Sheet

(All amounts in RMB millions)

	Note	As at 31 December 2013	As at 31 December 2012
ASSETS			
Non-current assets			
Property, plant and equipment	6	**20**	24
Investments in subsidiaries	11(a)	**159,789**	159,789
Loan to a subsidiary	11(b)	**34,674**	21,452
Deferred income tax assets	9	**959**	1,221
Financial assets at fair value through other comprehensive income	10	**6,400**	5,442
		201,842	187,928
Current assets			
Loans to subsidiaries	11(b)	**69**	6,325
Amounts due from subsidiaries	11(c)	**4,673**	4,738
Dividend receivable		**26,038**	21,455
Prepayments and other current assets	15	**26**	23
Cash and cash equivalents	17	**966**	153
		31,772	32,694
Total assets		**233,614**	220,622
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	18	**2,328**	2,311
Share premium	18	**175,204**	173,473
Reserves	19	**(2,476)**	(2,596)
Retained profits			
– Proposed final dividend	37	**3,805**	2,828
– Others		**3,732**	2,461
Total equity		**182,593**	178,477

Balance Sheet

(All amounts in RMB millions)

	Note	As at 31 December 2013	2012
LIABILITIES			
Non-current liabilities			
Loan from a subsidiary	11(b)	**11,108**	11,452
Current liabilities			
Short-term bank loans	25	**38,249**	29,395
Accounts payable and accrued liabilities	27	**675**	465
Loans from subsidiaries	11(b)	**23**	37
Amounts due to subsidiaries	11(c)	**167**	177
Taxes payable		**155**	67
Dividend payable	37	**644**	552
		39,913	30,693
Total liabilities		**51,021**	42,145
Total equity and liabilities		**233,614**	220,622
Net current (liabilities)/assets		**(8,141)**	2,001
Total assets less current liabilities		**193,701**	189,929

The notes on pages 95 to 173 are an integral part of this financial statement.

Approved and authorised for issue by the Board of Directors on 27 February 2014 and signed on behalf of the Board by

Chang Xiaobing
Director

Li Fushen
Director

Consolidated Statement of Income

(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December 2013	2012
Revenue	28	**295,038**	248,926
Interconnection charges		**(20,208)**	(18,681)
Depreciation and amortisation		**(68,196)**	(61,057)
Network, operation and support expenses	29	**(33,704)**	(32,516)
Employee benefit expenses	30	**(31,783)**	(28,778)
Costs of telecommunications products sold	31	**(63,416)**	(45,040)
Other operating expenses	32	**(61,964)**	(51,252)
Finance costs	33	**(3,113)**	(3,664)
Interest income		**173**	240
Other income – net	35	**887**	1,343
Profit before income tax		**13,714**	9,521
Income tax expenses	9	**(3,306)**	(2,425)
Profit for the year		**10,408**	7,096
Profit attributable to:			
Equity shareholders of the Company		**10,408**	7,096
Earnings per share for profit attributable to equity shareholders of the Company during the year:			
Basic earnings per share (RMB)	38	**0.44**	0.30
Diluted earnings per share (RMB)	38	**0.43**	0.30

Details of dividends attributable to equity shareholders of the Company for the years ended 31 December 2013 and 2012 are set out in Note 37.

The notes on pages 95 to 173 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(All amounts in RMB millions)

	Year ended 31 December	
	2013	2012
Profit for the year	**10,408**	7,096
Other comprehensive income		
Items that will not be reclassified to statement of income:		
Changes in fair value of financial assets through other comprehensive income	**930**	(1,530)
Tax effect on changes in fair value of financial assets through other comprehensive income	**(240)**	384
Changes in fair value of financial assets through other comprehensive income, net of tax	**690**	(1,146)
Remeasurement of net defined benefit liability, net of tax	**(2)**	–
	688	(1,146)
Item that may be reclassified subsequently to statement of income:		
Currency translation differences	**(18)**	(2)
Other comprehensive income for the year, net of tax	**670**	(1,148)
Total comprehensive income for the year	**11,078**	5,948
Total comprehensive income attributable to:		
Equity shareholders of the Company	**11,078**	5,948

The notes on pages 95 to 173 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total Equity
Balance at 1 January 2012	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
Total comprehensive income for the year	–	–	–	–	(1,146)	–	–	(2)	7,096	5,948
Appropriation to statutory reserves	–	–	–	–	–	641	–	–	(641)	–
Equity-settled share option schemes:										
– Value of employee services	–	–	–	14	–	–	–	–	–	14
– Issuance of shares upon exercise of options	–	1	–	–	–	–	–	–	–	1
Dividends relating to 2011	–	–	–	–	–	–	–	–	(2,356)	(2,356)
Balance at 31 December 2012	2,311	173,473	79	651	(4,453)	25,752	572	(43,110)	54,230	209,505
Total comprehensive income for the year	–	–	–	–	690	–	–	(20)	10,408	11,078
Appropriation to statutory reserves	–	–	–	–	–	988	–	–	(988)	–
Equity-settled share option schemes:										
– Value of employee services	–	–	–	50	–	–	–	–	–	50
– Issuance of shares upon exercise of options	17	1,731	–	(360)	–	–	–	(286)	–	1,102
– Transfer between reserves upon lapsing of options	–	–	–	(3)	–	–	–	–	3	–
Dividends relating to 2012 (Note 37)	–	–	–	–	–	–	–	–	(2,836)	(2,836)
Balance at 31 December 2013	2,328	175,204	79	338	(3,763)	26,740	572	(43,416)	60,817	218,899

The notes on pages 95 to 173 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

(All amounts in RMB millions)

	The Company							
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Convertible bonds reserve	Retained profits	Total equity
Balance at 1 January 2012	2,311	173,472	79	1,255	(3,360)	572	4,556	178,885
Total comprehensive income for the year	–	–	–	–	(1,156)	–	3,089	1,933
Equity-settled share option schemes								
- Value of employee services	–	–	–	14	–	–	–	14
- Issuance of shares upon exercise of options	–	1	–	–	–	–	–	1
Dividends relating to 2011	–	–	–	–	–	–	(2,356)	(2,356)
Balance at 31 December 2012	2,311	173,473	79	1,269	(4,516)	572	5,289	178,477
Total comprehensive income for the year	–	–	–	–	719	–	5,081	5,800
Equity-settled share option schemes:								
- Value of employee services	–	–	–	50	–	–	–	50
- Issuance of shares upon exercise of options	17	1,731	–	(646)	–	–	–	1,102
- Transfer between reserves upon lapsing of options	–	–	–	(3)	–	–	3	–
Dividends relating to 2012 (Note 37)	–	–	–	–	–	–	(2,836)	(2,836)
Balance at 31 December 2013	2,328	175,204	79	670	(3,797)	572	7,537	182,593

The notes on pages 95 to 173 are an integral part of this financial statement.

Consolidated Statement of Cash Flows

(All amounts in RMB millions)

	Note	Year ended 31 December 2013	2012
Cash flows from operating activities			
Cash generated from operations	(a)	**86,610**	76,429
Interest received		**173**	242
Interest paid		**(5,082)**	(4,372)
Income tax paid		**(3,219)**	(1,679)
Net cash inflow from operating activities		**78,482**	70,620
Cash flows from investing activities			
Purchase of property, plant and equipment		**(72,758)**	(86,783)
Proceeds from disposal of property, plant and equipment and other assets		**1,544**	1,086
Dividends received from financial assets at fair value through other comprehensive income		**176**	242
Consideration paid for the acquisition of Unicom New Horizon Telecommunications Company Limited, net of cash acquired	2.2(a)	**–**	(10,314)
(Increase)/decrease in short-term bank deposits		**(22)**	272
Purchase of other assets		**(6,050)**	(3,983)
Net cash outflow from investing activities		**(77,110)**	(99,480)
Cash flows from financing activities			
Proceeds from exercise of share options		**1,102**	1
Proceeds from commercial papers		**49,938**	67,797
Proceeds from short-term bank loans		**135,713**	87,111
Proceeds from ultimate holding company loans		**1,344**	–
Repayment of commercial papers		**(53,000)**	(68,000)
Repayment of short-term bank loans		**(109,500)**	(50,285)
Repayment of long-term bank loans		**(850)**	(48)
Repayment of corporate bonds		**(5,000)**	–
Repayment of promissory notes		**(15,000)**	–
Repayment of related parties loans		**–**	(2,170)
Repayment of capital element of finance lease		**(135)**	(119)
Dividends paid to equity shareholders of the Company	37	**(2,686)**	(2,283)
Net cash inflow from financing activities		**1,926**	32,004
Net increase in cash and cash equivalents		**3,298**	3,144
Cash and cash equivalents, beginning of year		**18,250**	15,106
Effect of changes in foreign exchange rate		**(42)**	–
Cash and cash equivalents, end of year	17	**21,506**	18,250
Analysis of the balances of cash and cash equivalents:			
Cash balances		**3**	5
Bank balances		**21,503**	18,245
		21,506	18,250

The notes on pages 95 to 173 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(All amounts in RMB millions)

(a) The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December	
	2013	2012
Profit before income tax	**13,714**	9,521
Adjustments for:		
Depreciation and amortisation	**68,196**	61,057
Interest income	**(173)**	(240)
Finance costs	**2,963**	3,326
Gain on disposal of property, plant and equipment and other assets	**(49)**	(617)
Share-based compensation costs	**50**	14
Provision for doubtful debts and write-down of inventories	**4,219**	3,150
Impairment losses for construction-in-progress	**129**	—
Dividends from financial assets at fair value through other comprehensive income	**(176)**	(415)
Changes in working capital:		
Increase in accounts receivable	**(4,911)**	(4,841)
Increase in inventories and consumables	**(130)**	(1,151)
(Increase)/decrease in other assets	**(4,460)**	354
Increase in prepayments and other current assets	**(201)**	(3,308)
Decrease in amounts due from related parties	**7**	4
Decrease in amounts due from domestic carriers	**141**	443
Increase in accounts payable and accrued liabilities	**533**	4,245
Increase/(decrease) in taxes payable	**227**	(532)
Increase in advances from customers	**7,496**	6,623
Decrease in deferred revenue	**(420)**	(542)
(Decrease)/increase in other obligations	**(18)**	33
(Decrease)/increase in amounts due to ultimate holding company	**(277)**	200
Decrease in amounts due to related parties	**(591)**	(714)
Increase/(decrease) in amounts due to domestic carriers	**341**	(181)
Cash generated from operations	**86,610**	76,429

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the "mobile business". The services aforementioned other than the mobile business are hereinafter collectively referred to as the "fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of the Company's registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

2.2 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's IFRSs/HKFRSs financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

- reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

- recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

- additional capitalisation of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on 1 January 2007; and

- adjustments for deferred taxation in relation to the above adjustments.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(a) Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited ("Unicom New Horizon") from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications network of the 21 provinces in Southern China ("Telecommunications Network in Southern China") to CUCL. The acquisition was completed on 26 December 2012.

In accordance with International Financial Reporting Standard ("IFRS")/Hong Kong Financial Reporting Standard ("HKFRS") 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, "Property, plant and equipment" on the date of purchase.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(b) Going Concern Assumption

As at 31 December 2013, current liabilities of the Group exceeded current assets by approximately RMB243.0 billion (2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group's expected capital expenditure in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflows from operating activities;
- Approximately RMB308.8 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB175.7 billion was unutilised as at 31 December 2013; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2013 have been prepared on a going concern basis.

(c) Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) New Accounting Standards, Amendments and Interpretations Pronouncements

(i) The following new standards and amendments are adopted by the Group as at 1 January 2013. The adoption of these standards did not have any significant impact on the Group's consolidated financial statements:

- IFRS/HKFRS 10, "Consolidated financial statements"
  IFRS/HKFRS 10 replaces the requirements in IAS/HKAS 27, "Consolidated and separate financial statements" relating to the preparation of consolidated financial statements and Standing Interpretations Committee/Hong Kong-Standing Interpretations Committee 12, "Consolidation – Special purpose entities". It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns. As a result of the adoption of IFRS/HKFRS 10, the Group has changed its accounting policy with respect to determining whether it has control over an investee. The adoption did not change any of the control conclusions reached by the Group in respect of its involvement with its investees as at 1 January 2013.

- IFRS/HKFRS 12, "Disclosure of interests in other entities"
  IFRS/HKFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity's interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS/HKFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Group, the Group has provided those disclosures in note 11.

- IFRS/HKFRS 13, "Fair value measurements"
  IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Group, the Group has provided those disclosures in note 3. The adoption of IFRS/HKFRS 13 did not have any material impact on the fair value measurements of the Group's assets and liabilities.

- IAS/HKAS 1 (amendment), "Financial statements presentation"
  The amendments require entities to present separately the items of other comprehensive income that would be reclassified to statement of income in the future if certain conditions are met from those that would never be reclassified to statement of income. The Group's presentation of other comprehensive income in these financial statements has been modified accordingly.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of Preparation (Continued)

(d) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(i) The following new standards and amendments are adopted by the Group as at 1 January 2013. The adoption of these standards did not have any significant impact on the Group's consolidated financial statements: (continued)

- Revised IAS/HKAS 19, "Employee benefits"

  Revised IAS/HKAS 19 introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS/HKAS 19 eliminates the "corridor method" under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognised in the statement of income over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognised immediately in other comprehensive income. Revised IAS/HKAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not.

  As a result of the adoption of revised IAS/HKAS 19, the Group has changed its accounting policy with respect to defined benefit plans, for which the corridor method was previously applied. This change in accounting policy has not been applied retrospectively, as the adoption did not have significant impact on the Group's consolidated financial statements.

(ii) Up to the date of issue of these financial statements, the IASB and HKICPA issued certain amendments and a new interpretation which are not yet effective for the year ended 31 December 2013 and which have not been adopted in these financial statements except IFRS/HKFRS 9 "Financial instruments" which was early adopted by the Group on 1 January 2011. These include the following which may be relevant to the Group.

	Effective for accounting periods beginning on or after
Amendments to IFRS/HKFRS 10, IFRS/HKFRS 12 and IAS/HKAS 27, "Investment entities"	1 January 2014
Amendments to IAS/HKAS 36, "Recoverable amount disclosures for non-financial assets"	1 January 2014
Amendments to IAS/HKAS 32, "Financial instruments: Presentation – Offsetting financial assets and financial liabilities"	1 January 2014
IFRIC/HK(IFRIC) 21, "Levies"	1 January 2014

The Group will adopt the relevant amendments and new interpretation in the subsequent periods as required. The Group is in the process of making an assessment of what the impact of these amendments and the new interpretation are expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group's results of operations and financial position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in the statement of income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income.

Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Property, Plant and Equipment

(a) Construction-in-progress

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets.

(b) Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Property, Plant and Equipment (Continued)

(c) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10-30 years	3-5%
Telecommunications equipment	5-10 years	3-5%
Office furniture, fixtures, motor vehicles and other equipment	5-10 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.11).

(d) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS/HKFRS 3 (Revised). Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.8 Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalised installation costs of fixed-line services and (iv) capitalised direct incremental costs for activating broadband subscribers.

(i) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(ii) Long-term prepaid rental for premises, leased lines and electricity cables are amortised using a straight-line method over the lease period.

(iii) Capitalised installation costs of fixed-line services are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding installation fees. In such cases, the excesses of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iv) Capitalised direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer's homes for the provision of broadband service. Such costs are amortised over the service period.

2.10 Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

- The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and

- The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Financial Assets (Continued)

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the trade date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

2.11 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date.

2.12 Impairment of Financial Assets Carried at Amortised Costs

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13 Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group's telecommunications network and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14 Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for doubtful debts (see note 2.12), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. Other receivables are amounts due from the sales of mobile handsets and other operating activities. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.15 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.16 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17 Convertible Bonds

Compound financial instruments issued by the Group comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of convertible bonds is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of convertible bonds is measured at amortised cost using the effective interest method. The equity component of a convertible bond is not re-measured subsequent to initial recognition except on conversion, expiry or redemption.

2.18 Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a) Deferred revenue

Deferred revenue mainly represents upfront non-refundable fee, including installation fees of fixed-line business, which are deferred and recognised over the expected customer service period. Deferred revenue expected to be recognised in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

(b) Advances from customers

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenue upon the rendering of services.

(c) Subscriber points reward program

The fair value of providing telecommunications services and the subscriber points reward is allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.19 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.20 Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income. The par value of the Company's shares cancelled is transferred from share capital to the capital redemption reserve.

2.21 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Medical insurance

The Group's contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(c) Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21 Employee Benefits (Continued)

(d) Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as a defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2013, the amount of the liability was RMB106 million (2012: RMB120 million).

(e) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

2.22 Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.24 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

Sales of services and goods

- Usage fees and monthly fees are recognised when the service is rendered;

- Revenue from the provision of broadband, data and other Internet-related services is recognised when the services are provided to customers;

- Lease income from leasing of lines and customer-end equipment is treated as operating leases with rental income recognised on a straight-line basis over the lease term;

- Interconnection fees represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group's telecommunications network, is recognised when service is rendered;

- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers, is recognised when service is rendered;

- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24 Revenue Recognition (Continued)

Sales of services and goods (Continued)

- The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition;

- Revenue from information communications technology services is recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

2.25 Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

2.26 Dividend income

Dividend income is recognised when the right to receive payment is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.27 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.28 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.29 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not recognised as deferred income tax. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.30 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.31 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.32 Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.33 Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

3.1 Financial risk factors

The Group's operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarter, following the overall direction determined by the Executive Directors of the Company. The Group's finance department at its headquarter identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group's finance department at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2013 and 2012, the Group had not entered into any forward exchange contracts or currency swap contracts.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

The following table details the Group's and the Company's exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2013 and 2012.

	The Group					
	2013			2012		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	794	0.79	627	244	0.81	198
- denominated in US dollars	106	6.10	646	85	6.29	533
- denominated in Euro	2	8.42	14	1	8.32	11
- denominated in Japanese Yen	33	0.06	2	25	0.07	2
- denominated in Singapore dollars	–	4.80	–	0.3	5.09	2
- denominated in GBP	0.1	10.06	1	1.6	10.16	16
Sub-total			1,290			762
Financial assets at fair value through other comprehensive income:						
- denominated in Euro	760	8.42	6,400	654	8.32	5,442
Total			7,690			6,204
Borrowings:						
- denominated in HK dollars	48,650	0.79	38,249	36,250	0.81	29,395
- denominated in US dollars	58	6.10	351	61	6.29	386
- denominated in Euro	21	8.42	178	24	8.32	200
Sub-total			38,778			29,981
Convertible bonds:						
- denominated in US dollars	1,804	6.10	11,002	1,784	6.29	11,215
Obligations under finance lease:						
- denominated in US dollars	52	6.10	317	55	6.29	344
Total			50,097			41,540

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(i) Foreign exchange risk (Continued)

	The Company					
	2013			2012		
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
– denominated in HK dollars	793	0.79	623	127	0.81	103
– denominated in US dollars	38	6.10	230	7	6.29	44
– denominated in Euro	0.3	8.42	3	–	8.32	–
– denominated in Japanese Yen	34	0.06	2	–	0.07	–
Sub-total			858			147
Financial assets at fair value through other comprehensive income:						
– denominated in Euro	760	8.42	6,400	654	8.32	5,442
Total			7,258			5,589
Borrowings:						
– denominated in HK dollars	48,650	0.79	38,249	36,250	0.81	29,395
Total			38,249			29,395

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China.

As at 31 December 2013, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the effect on profit after tax would be approximately RMB3,661 million (2012: approximately RMB3,059 million) for cash and cash equivalents, borrowings, convertible bonds and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income, net of tax impact, would be approximately RMB480 million (2012: approximately RMB408 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated balance sheet as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. ("Telefónica"). As at 31 December 2013, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income, net of tax impact, would be approximately RMB480 million (2012: approximately RMB408 million).

(iii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2013 and 2012, the Group's borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2013 and 2012.

As at 31 December 2013, the Group had approximately RMB106,048 million (2012: approximately RMB111,581 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and amounts due to ultimate holding company at fixed rates and approximately RMB38,566 million (2012: approximately RMB30,539 million) of bank loans and obligations under finance lease included in other obligations at floating rates.

For the year ended 31 December 2013, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had been 50 basic points increase/decrease while all other variables are held constant, the effect on profit after tax is approximately RMB492 million (2012: approximately RMB406 million).

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly attributable to accounts receivable for services (Note 14) and receivable for the sales of mobile handsets (Note 15). The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties' past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying business, the Group's finance department at its headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time period from the balance sheet date to the contractual maturity date:

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2013				
Long-term bank loans	53	51	148	302
Corporate bonds	90	90	2,129	–
Convertible bonds	84	11,278	–	–
Other obligations	2,676	117	90	65
Accounts payable and accrued liabilities	102,212	–	–	–
Amounts due to related parties	4,176	–	–	–
Amounts due to ultimate holding company	1,665	–	–	–
Amounts due to domestic carriers	1,504	–	–	–
Commercial papers	35,406	–	–	–
Short-term bank loans	95,628	–	–	–
	243,494	11,536	2,367	367
At 31 December 2012				
Long-term bank loans	886	53	154	352
Corporate bonds	5,268	90	2,219	–
Convertible bonds	11,627	–	–	–
Promissory notes	15,309	–	–	–
Other obligations	2,652	141	113	85
Accounts payable and accrued liabilities	104,514	–	–	–
Amounts due to related parties	4,767	–	–	–
Amounts due to ultimate holding company	567	–	–	–
Amounts due to domestic carriers	1,163	–	–	–
Commercial papers	39,057	–	–	–
Short-term bank loans	70,249	–	–	–
	256,059	284	2,486	437

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

The Company	Note	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2013					
Short-term bank loans		38,583	–	–	–
Amounts due to subsidiaries		167	–	–	–
Loans from subsidiaries		233	11,276	–	–
Financial guarantee for a subsidiary	40.4	84	11,278	–	–
		39,067	22,554	–	–
At 31 December 2012					
Short-term bank loans		29,734	–	–	–
Amounts due to subsidiaries		177	–	–	–
Loans from subsidiaries		304	267	11,663	–
Financial guarantee for a subsidiary	40.4	11,627	–	–	–
		41,842	267	11,663	–

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(b) for details.

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
- To support the Group's stability and growth.
- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.2 Capital risk management (Continued)

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease and certain amounts due to ultimate holding company, as shown in the consolidated balance sheet. Total equity represents equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet.

The Group's debt-to-capitalisation ratios are as follows:

	2013	2012
Interest-bearing debts:		
– Commercial papers	35,000	38,000
– Short-term bank loans	94,422	69,175
– Long-term bank loans	481	536
– Convertible bonds	11,002	11,215
– Corporate bonds	2,000	2,000
– Obligations under finance lease included in other obligations	156	217
– Amounts due to ultimate holding company	1,344	–
– Current portion of long-term bank loans	48	850
– Current portion of promissory notes	–	15,000
– Current portion of corporate bonds	–	5,000
– Current portion of obligations under finance lease	161	127
	144,614	142,120
Total equity:		
– Equity attributable to equity shareholders of the Company	218,899	209,505
Interest-bearing debts plus total equity	363,513	351,625
Debt-to-capitalisation ratio	39.8%	40.4%

The decrease in debt-to-capitalisation ratio during 2013 resulted primarily from the increase in the equity attributable to equity shareholders of the Company.

3.3 Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, financial assets at fair value through other comprehensive income, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3 Fair value estimation (Continued)

(a) Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).
- Unobservable inputs for the asset or liability (level 3).

The following table presents the Group's assets that are measured at fair value at 31 December 2013:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities	**6,497**	**–**	**–**	**6,497**

The following table presents the Group's assets that are measured at fair value at 31 December 2012:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities	5,567	–	–	5,567

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended 31 December 2013 and 2012, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

3.3 Fair value estimation (Continued)

(b) Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group's financial instruments carried at amortised cost are not materially different from their fair values as at 31 December 2013 and 2012. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amounts as at 31 December 2013	Fair values as at 31 December 2013	Fair values measurements as at 31 December 2013 categorised into			Carrying amounts as at 31 December 2012	Fair values as at 31 December 2012
			Level 1	Level 2	Level 3		
Non-current portion of long-term bank loans	481	434	–	–	434	536	438
Promissory notes	–	–	–	–	–	15,000	14,914
Convertible bonds	11,002	10,929	–	–	10,929	11,215	11,186
Corporate bonds	2,000	1,959	–	–	1,959	7,000	7,025

The fair value of the non-current portion of long-term bank loans is based on cash flows discounted using rates based on the market rates ranging from 3.58% to 3.82% (2012: 3.52% to 3.67%) per annum.

The fair value of the Group's promissory notes at 31 December 2012 was computed based on the expected cash flows of principal and interests payment discounted at market rate of 4.36% and 4.37% per annum.

The fair value of the convertible bonds is estimated as being the present values of future cash flows, discounted at interest rates based on the government bond yield curve as at 31 December 2013 plus an adequate constant credit spread, adjusted for the Group's own credit risk.

The fair value of the corporate bonds is based on cash flows discounted using rates based on the market rate of 6.01% (2012: 4.40% and 4.89%) per annum.

The carrying amounts of the Group's other financial assets and liabilities carried at amortised cost approximated their fair values as at 31 December 2013 and 2012 due to the nature or short maturity of those instruments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1 Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

4.2 Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group's results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2013 and 2012.

4.3 Write down of inventories

The net realisable value of inventories is under management's regular review, and as a result, write-down of inventories is recognised for the excess of inventories' carrying amounts over their net realisable value. When making estimates of net realisable value, the Group takes into consideration the use of inventories held on hand and other information available to form the underlying assumptions, including the inventories' market prices and the Group's historical operating costs. The actual selling price of the inventories, the costs of completion and the costs necessary to make the sale and relevant taxes may vary based on the changes in market conditions and product saleability, manufacturing technology and the actual use of the inventories, resulting in the changes in write-down of inventories. The net profit or loss may then be affected in the period when the write-down of inventories is adjusted.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

4.4 Provision for doubtful debts

Management estimates a provision for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional provision may be required.

4.5 Subscriber points reward program

The fair value of subscriber points reward is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

4.6 Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, changes in fair value on financial assets through other comprehensive income and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB6,734 million as at 31 December 2013 (2012: approximately RMB6,534 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group's results or financial position.

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group's business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group's revenue in all periods presented.

6. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended 31 December 2013 and 2012 are as follows:

	The Group					
	2013					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
Beginning of year	60,774	770,422	45,236	3,296	61,915	941,643
Reclassification	–	27,819	(27,819)	–	–	–
Additions	253	346	340	428	71,721	73,088
Transfer from CIP	4,074	62,769	1,152	627	(68,622)	–
Transfer to other asset	–	–	–	–	(5,883)	(5,883)
Disposals	(186)	(12,911)	(240)	(421)	(35)	(13,793)
End of year	64,915	848,445	18,669	3,930	59,096	995,055
Accumulated depreciation and impairment:						
Beginning of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
Reclassification	–	(24,651)	24,651	–	–	–
Charge for the year	(3,003)	(59,788)	(1,523)	(737)	–	(65,051)
Impairment loss	–	–	–	–	(129)	(129)
Disposals	80	11,356	231	421	–	12,088
Impairment transfer out upon disposals	–	287	–	–	21	308
End of year	(24,241)	(524,392)	(12,704)	(1,969)	(124)	(563,430)
Net book value:						
End of year	40,674	324,053	5,965	1,961	58,972	431,625
Beginning of year	39,456	318,826	9,173	1,643	61,899	430,997

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	The Group					
	2012					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:						
Beginning of year	56,782	688,626	44,014	2,754	54,682	846,858
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	20	11,918	153	28	8	12,127
Additions	69	699	122	57	95,115	96,062
Transfer from CIP	3,973	81,581	1,567	769	(87,890)	–
Disposals	(70)	(12,402)	(620)	(312)	–	(13,404)
End of year	60,774	770,422	45,236	3,296	61,915	941,643
Accumulated depreciation and impairment:						
Beginning of year	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
Charge for the year	(2,566)	(51,132)	(4,338)	(551)	–	(58,587)
Disposals	66	11,819	591	312	–	12,788
Impairment transfer out upon disposals	–	152	–	–	–	152
End of year	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
Net book value:						
End of year	39,456	318,826	9,173	1,643	61,899	430,997
Beginning of year	37,964	276,191	11,698	1,340	54,666	381,859

As at 31 December 2013, the net book value of assets held under finance leases was approximately RMB334 million (2012: approximately RMB539 million).

For the year ended 31 December 2013, interest expense of approximately RMB894 million (2012: approximately RMB1,498 million) was capitalised to CIP. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.87% to 4.47% for the year ended 31 December 2013 (2012: 4.08% to 5.16%).

For the year ended 31 December 2013, the Group recognised a gain on disposal of property, plant and equipment of approximately RMB115 million (2012: a gain of approximately RMB612 million).

During the year, as a result of a review on the assets categorisation, certain equipment was reclassified from "Office furniture, fixtures, motor vehicles and other equipment" to "Telecommunications equipment". This reclassification does not cause any changes in the estimated useful lives of those assets.

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	The Company		
	Telecommunications equipment	Office furniture, fixtures, motor vehicles and other equipment	Total
Cost:			
At 1 January 2013	51	8	59
Additions	–	1	1
Disposals	(1)	(2)	(3)
At 31 December 2013	50	7	57
Accumulated depreciation:			
At 1 January 2013	(29)	(6)	(35)
Charge for the year	(4)	(1)	(5)
Disposals	1	2	3
At 31 December 2013	(32)	(5)	(37)
Net book value:			
At 31 December 2013	18	2	20
Cost:			
At 1 January 2012	51	7	58
Additions	–	1	1
At 31 December 2012	51	8	59
Accumulated depreciation:			
At 1 January 2012	(26)	(4)	(30)
Charge for the year	(3)	(2)	(5)
At 31 December 2012	(29)	(6)	(35)
Net book value:			
At 31 December 2012	22	2	24

(All amounts in RMB millions unless otherwise stated)

7. LEASE PREPAYMENTS – GROUP

The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and Hong Kong. Their net book value is analysed as follows:

	The Group	
	2013	2012
Held on:		
Leases of between 10 to 50 years	**7,668**	7,424
Leases of less than 10 years	**370**	177
	8,038	7,601

For the year ended 31 December 2013, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB257 million (2012: approximately RMB248 million).

8. GOODWILL – GROUP

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group's cash-generating units ("CGU"). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2013 and 2012 and no reasonable change to the assumptions would lead to an impairment charge.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

9. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2012: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2012: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2012: 15%).

		The Group	
	Note	**2013**	2012
Provision for income tax on the estimated taxable profits for the year			
– Hong Kong		**29**	24
– Outside Hong Kong		**3,730**	2,604
Adjustments to prior years' current tax outside Hong Kong	(i)	**(20)**	73
		3,739	2,701
Deferred taxation		**(433)**	(276)
Income tax expenses		**3,306**	2,425

Reconciliation between applicable statutory tax rate and the effective tax rate:

		The Group	
	Note	**2013**	2012
Applicable PRC statutory tax rate		**25.0%**	25.0%
Non-deductible expenses		**0.8%**	1.6%
Effect of withholding income tax for interest receivable from inter-company loans		**0.2%**	0.3%
Adjustments to prior years' current tax	(i)	**(0.1%)**	0.8%
Non-taxable income		**(0.1%)**	(0.2%)
Impact of different tax rate		**(0.7%)**	(1.2%)
Others		**(1.0%)**	(0.8%)
Effective tax rate		**24.1%**	25.5%

(i) This item included certain non-deductible prior years' expenses found during the regular examination by tax bureaus and the difference resulted from prior years' accruals and actual settlement upon the completion of the tax filing during the year.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	The Group	
	2013	2012
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**4,189**	4,128
– Deferred tax asset to be recovered within 12 months	**2,893**	2,914
	7,082	7,042
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(348)**	(356)
– Deferred tax liabilities to be settled within 12 months	**–**	(152)
	(348)	(508)
Net deferred tax assets after offsetting	**6,734**	6,534
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(26)**	(18)
– Deferred tax liabilities to be settled within 12 months	**–**	(2)
	(26)	(20)
Net deferred tax liabilities after offsetting	**(26)**	(20)

	The Company	
	2013	2012
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**1,269**	1,531
– Deferred tax asset to be recovered within 12 months	**–**	–
	1,269	1,531
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(310)**	(310)
– Deferred tax liabilities to be settled within 12 months	**–**	–
	(310)	(310)
Net deferred tax assets after offsetting	**959**	1,221

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The analysis of deferred tax assets and deferred tax liabilities are as follows: (Continued)

As at 31 December 2013, the Group did not recognise deferred tax assets in respect of tax losses incurred by Unicom New Horizon of approximately RMB4,730 million (2012: approximately RMB6,047 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired from 2014 to 2016.

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2013	2012
Net deferred tax assets after offsetting:		
– Beginning of year	**6,534**	5,091
– Deferred tax credited to the statement of income	**439**	279
– Deferred tax (charged)/credited to other comprehensive income	**(239)**	384
– Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	**–**	780
– End of year	**6,734**	6,534
Net deferred tax liabilities after offsetting:		
– Beginning of year	**(20)**	(17)
– Deferred tax charged to the statement of income	**(6)**	(3)
– End of year	**(26)**	(20)

	The Company	
	2013	2012
Net deferred tax assets after offsetting:		
– Beginning of year	**1,221**	820
– Deferred tax (charged)/credited to the statement of income	**(23)**	16
– Deferred tax (charged)/credited to other comprehensive income	**(239)**	385
– End of year	**959**	1,221

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	The Group						
Deferred tax assets:	Provision for doubtful debts	Impairment loss on property, plant and equipment	Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (ii))	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Others	Total
At 1 January 2012	975	17	1,747	1,188	1,121	744	5,792
Credited/(charged) to the statement of income	117	(1)	(64)	(153)	–	186	85
Credited to other comprehensive income	–	–	–	–	385	–	385
Additions through the acquisition of Unicom New Horizon (Note 2.2(a))	–	–	–	–	–	780	780
At 31 December 2012	1,092	16	1,683	1,035	1,506	1,710	7,042
Credited/(charged) to the statement of income	75	20	(64)	52	–	195	278
(Charged)/credited to other comprehensive income	–	–	–	–	(239)	1	(238)
At 31 December 2013	1,167	36	1,619	1,087	1,267	1,906	7,082

	The Group				
Deferred tax liabilities:	Capitalised interest already deducted for tax purpose	Realised gain on changes in fair value of derivative financial instrument in 2009	Changes in fair value on financial assets through other comprehensive income	Others	Total
At 1 January 2012	(253)	(310)	(10)	(145)	(718)
Credited to the statement of income	124	–	–	67	191
Charged to other comprehensive income	–	–	(1)	–	(1)
At 31 December 2012	(129)	(310)	(11)	(78)	(528)
Credited to the statement of income	108	–	–	47	155
Charged to other comprehensive income	–	–	(1)	–	(1)
At 31 December 2013	(21)	(310)	(12)	(31)	(374)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	The Group 2013	2012
Net deferred tax assets after offsetting:			
Deferred tax assets:			
Provision for doubtful debts		**1,167**	1,092
Impairment loss on property, plant and equipment		**36**	16
Write-down of inventories		**89**	40
Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(ii)	**1,619**	1,683
Accruals of expenses not yet deductible for tax purpose		**1,087**	1,035
Deferred revenue on subscriber points reward program		**113**	103
Accruals of retirement benefits		**8**	16
Unrealised profit for the inter-company transactions		**297**	287
Deductible tax losses		**615**	812
Changes in fair value on financial assets through other comprehensive income		**1,267**	1,506
Others		**784**	452
		7,082	7,042
Deferred tax liabilities:			
Capitalised interest already deducted for tax purpose		**(21)**	(129)
Realised gain on changes in fair value of derivative financial instrument in 2009		**(310)**	(310)
Changes in fair value on financial assets through other comprehensive income		**(12)**	(11)
Others		**(5)**	(58)
		(348)	(508)
		6,734	6,534
Net deferred tax liabilities after offsetting:			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		**(26)**	(20)
		(26)	(20)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (CONTINUED)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(ii) The prepayments for the leasehold land held by China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

	The Company	
	2013	2012
Deferred tax assets:		
Changes in fair value on financial assets through other comprehensive income	**1,267**	1,506
Others	**2**	25
	1,269	1,531
Deferred tax liabilities:		
Realised gain on changes in fair value of derivative financial instrument in 2009	**(310)**	(310)
	959	1,221

10. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

		The Group		The Company	
	Note	**2013**	2012	**2013**	2012
Equity securities issued by corporates		**6,497**	5,567	**6,400**	5,442
Analysed by place of listing:					
Listed in the PRC		**97**	125	**–**	–
Listed outside the PRC	34	**6,400**	5,442	**6,400**	5,442
		6,497	5,567	**6,400**	5,442

For the year ended 31 December 2013, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB930 million (2012: decrease of approximately RMB1,530 million). The increase, net of tax impact, of approximately RMB690 million (2012: decrease, net of tax impact, of approximately RMB1,146 million) has been recorded in the consolidated statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNTS DUE TO/FROM SUBSIDIARIES – COMPANY

(a) Investments in subsidiaries

	The Company	
	2013	2012
Unlisted equity investments, at cost	**159,789**	159,789

As at 31 December 2013, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held Direct	Indirect	Particular of issued share capital/paid up capital	Principal activities and place of operation
China United Network Communications Corporation Limited	The PRC, 21 April 2000, limited liability company	100%	–	RMB138,091,677,828	Telecommunications operation in the PRC
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, 22 October 1999, limited company	100%	–	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong
China Unicom (Europe) Operations Limited	The United Kingdom, 8 November 2006, limited company	100%	–	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	100%	–	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	100%	–	1 share, USD1 each and 30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
Billion Express Investments Limited ("Billion Express")	British Virgin Islands, 15 August 2007, limited company	100%	–	1 share, USD1 each	Investment holding and financing subsidiary of the Company
China Unicom Limited	Hong Kong, 31 August 2007, limited company	100%	–	2 ordinary shares, HKD1 each	Dormant
China Unicom (South Africa) Operations (Pty) Limited	South Africa, 19 November 2012, limited liability company	100%	–	Not applicable	Dormant

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNTS DUE TO/FROM SUBSIDIARIES – COMPANY (CONTINUED)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	–	100%	60,100,000 ordinary shares, HKD1 each	Telecommunications service in Hong Kong
China Unicom (Americas) Operations Limited	The United States of America (the "USA"), 24 May 2002, limited company	–	100%	5,000 shares, USD100 each	Telecommunications service in the USA
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	–	100%	RMB500,000,000	Sales of handsets, telecommunications equipments and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	–	100%	RMB550,000,000	Provision of information communications technology services in the PRC
China Unicom Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	–	100%	RMB30,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, 25 April 1996, limited liability company	–	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 11 November 1991, limited liability company	–	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
Unicom Xingye Communication Technology Company Limited	The PRC, 30 October 2000, limited liability company	–	100%	RMB30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNTS DUE TO/FROM SUBSIDIARIES – COMPANY (CONTINUED)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/paid up capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	–	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	–	100%	RMB10,000,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	–	100%	RMB2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, 11 April 2011, limited liability company	–	100%	RMB250,000,000	Provision of e-payment services in the PRC
China United Network Communications Beijing New Space Infinite Media Advertising Limited Corporation	The PRC, 21 July 2006, limited liability company	–	100%	RMB100,000	Provision of advertising design, production, agency and publication in the PRC
Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, 15 December 2011, limited liability company	–	100%	RMB300,000	Provision of magazine publishing services in the PRC
Unicom New Horizon Telecommunications Company Limited	The PRC, 14 February 2001, limited liability company	–	100%	RMB40,233,739,557	Provision of lease service of telecommunication networks in the PRC
Unicom Cloud Data Company Limited	The PRC, 4 June 2013, limited liability company	–	100%	RMB100,000,000	Provision of technology development, transfer and consulting service in the PRC
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar ("Myanmar"), 7 June 2013, limited liability company	99%	1%	50,000 shares, USD1 each	Communication technology training in Myanmar

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNTS DUE TO/FROM SUBSIDIARIES – COMPANY (CONTINUED)

(b) Loans to/from subsidiaries

(i) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan to CUCL of USD995 million which was originally wholly repayable in 2009. In June 2010, the Company and CUCL extended the agreement for five years and on the same terms, except as to the interest rate which was changed to the lower of 2.5% or LIBOR plus 1.2% margin. As at 31 December 2013, such loan amounted to approximately RMB6,066 million (2012: approximately RMB6,254 million).

(ii) In April 2009, the Company and China Netcom signed an agreement for a short-term loan facility of HKD100 million to China Netcom. The loan under the agreement is interest-free and was originally repayable in full in 2010, but subsequently extended on a yearly basis. In 2013, the Company and China Netcom further extended the agreement for one year on the same terms. As at 31 December 2013, China Netcom has utilised HKD88 million (equivalent to approximately RMB69 million) (2012: HKD88 million and equivalent to approximately RMB71 million).

(iii) In October 2010, Billion Express signed an agreement with the Company for a long-term unsecured loan of USD1,822 million to the Company. The loan carries interests at 1% per annum and is repayable in 2015 except for the interests which are repayable semi-annually. In addition, the Company and CUCL entered into an agreement to lend such funds to CUCL with similar terms.

In April 2011, Billion Express and the Company amended the agreement on certain terms including the interest rate which was changed to 2.3% per annum. In addition, the Company and CUCL also amended the agreement on certain terms including the interest rate which was changed to 2.47% per annum. As at 31 December 2013 and 2012, such loans amounted to approximately RMB11,108 million and RMB11,452 million, respectively.

(iv) In February 2012, China Unicom (Americas) Operations Limited signed an agreement with the Company for an intra-group loan to the Company with no fixed repayment term. The interest rate on USD was LIBOR plus 0.3% margin. As at 31 December 2013, the balance of the loan amounted to approximately USD2 million (equivalent to approximately RMB15 million) (2012: approximately USD6 million, equivalent to approximately RMB37 million).

(v) In November 2012, the Company signed an agreement with CUCL for a long-term unsecured loan to CUCL of RMB10 billion. The loan carries interests at 2.2% per annum and is repayable in 2017.

(vi) In August 2013, the Company signed an agreement with CUCL for a long-term unsecured loan to CUCL of RMB10 billion. The loan carries interests at 1.8% per annum and is repayable in 2018. As at 31 December 2013, CUCL has utilised RMB7.5 billion.

(vii) In September and October 2013, China Unicom (Singapore) Operations Pte Limited, China Unicom (Hong Kong) Operations Limited and China Unicom (Japan) Operations Limited, signed agreements with the Company for intra-group loans to the Company with no fixed repayment term. The interest rate on USD/SGD/HKD/YEN is LIBOR/SIBOR/HIBOR/LIBOR plus 0.3% margin. As at 31 December 2013, the balances of these loans amounted to approximately USD1 million and JPY34 million (in aggregate equivalent to approximately RMB8 million).

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNTS DUE TO/FROM SUBSIDIARIES – COMPANY (CONTINUED)

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to/from subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

12. OTHER ASSETS – GROUP

		The Group	
	Note	**2013**	2012
Purchased software		**8,121**	6,364
Prepaid rental for premises, leased lines and electricity cables		**6,955**	6,102
Installation costs		**712**	799
Direct incremental costs for activating broadband subscribers		**1,894**	161
Others	(i)	**3,614**	1,054
		21,296	14,480

(i) The amount includes the receivables from the sales of mobile handset that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 15(i)).

13. INVENTORIES AND CONSUMABLES – GROUP

	The Group	
	2013	2012
Handsets and other customer end products	**4,548**	4,187
Telephone cards	**386**	359
Consumables	**514**	1,174
Others	**88**	83
	5,536	5,803

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE – GROUP

	The Group	
	2013	2012
Accounts receivable	**19,133**	17,819
Less: Provision for doubtful debts	**(4,291)**	(4,066)
	14,842	13,753

The aging analysis of accounts receivable is as follows:

	The Group	
	2013	2012
Current, within one month	**10,633**	10,221
More than one month to three months	**1,955**	1,149
More than three months to one year	**3,992**	3,859
More than one year	**2,553**	2,590
	19,133	17,819

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

As at 31 December 2013, accounts receivable of approximately RMB4,209 million (2012: approximately RMB3,532 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	The Group	
	2013	2012
More than one month to three months	**1,955**	1,149
More than three months to one year	**1,474**	1,855
More than one year	**780**	528
	4,209	3,532

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE – GROUP (CONTINUED)

As at 31 December 2013, accounts receivable of approximately RMB4,291 million (2012: approximately RMB4,066 million) were impaired. The Group makes such provision based on its past experience, historical collection patterns, subscribers' creditworthiness and collection trends. The Group makes a full provision for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	The Group	
	2013	2012
More than three months to one year	**2,518**	2,004
More than one year	**1,773**	2,062
	4,291	4,066

Provision for doubtful debts is analysed as follows:

	The Group	
	2013	2012
Balance, beginning of year	**4,066**	3,510
Provision for the year	**3,275**	3,154
Written-off during the year	**(3,050)**	(2,598)
Balance, end of year	**4,291**	4,066

The creation and release of provisions for impaired receivables have been recognised in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk as at the balance sheet date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

15. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	**2013**	2012	**2013**	2012
Receivable for the sales of mobile handsets	(i)	**3,462**	3,566	**–**	–
Prepaid rental		**2,329**	1,900	**–**	–
Deposits and prepayments		**2,459**	2,721	**26**	23
Advances to employees		**246**	284	**–**	–
Others		**1,168**	1,109	**–**	–
		9,664	9,580	**26**	23

(i) The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. As stated in Note 2.24, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages with guarantees by third parties, the revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered over one year amounted to RMB2,496 million, and are included in long term other assets (see Note 12(i)).

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
Within one year	**9,310**	8,901	**26**	23
More than one year	**354**	679	**–**	–
	9,664	9,580	**26**	23

As at 31 December 2013, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS – GROUP

	The Group	
	2013	2012
Bank deposits with maturity exceeding three months	**30**	4
Restricted bank deposits	**24**	28
	54	32

As at 31 December 2013, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2013	2012	**2013**	2012
Cash at bank and in hand	**20,796**	18,250	**256**	153
Bank deposits with original maturities of three months or less	**710**	–	**710**	–
	21,506	18,250	**966**	153

18. SHARE CAPITAL – COMPANY

	The Company	
	2013 **HKD millions**	2012 HKD millions
Authorised:		
30,000,000,000 ordinary shares of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2012	23,565	2,356	2,311	173,472	175,783
Issuance of shares upon exercise of options (Note 36)	–	–	–	1	1
At 31 December 2012	23,565	2,356	2,311	173,473	175,784
Issuance of shares upon exercise of options (Note 36)	**217**	**22**	**17**	**1,731**	**1,748**
At 31 December 2013	**23,782**	**2,378**	**2,328**	**175,204**	**177,532**

(All amounts in RMB millions unless otherwise stated)

19. RESERVES

(a) Nature and purpose

(i) Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB988 million (2012: approximately RMB641 million) to the general reserve fund for the year ended 31 December 2013.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2013 and 2012, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB 12,289 million was made to the statutory reserve and no more upfront connection fees recognised afterwards.

(ii) Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii) Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognised in accordance with the accounting policy in Note 2.21(e).

(iv) Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised.

(v) Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

(vi) Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control and the effect of CUCL's capitalisation of retained profits.

(All amounts in RMB millions unless otherwise stated)

19. RESERVES (CONTINUED)

(b) Profit attributable to equity shareholders of the Company

For the year ended 31 December 2013, profit attributable to equity shareholders of the Company included a profit of approximately RMB5,081 million (2012: approximately RMB3,089 million), which has been dealt with in the financial statements of the Company. As at 31 December 2013, the amount of profit distributable to equity shareholders of the Company amounted to approximately RMB4,410 million (2012: approximately RMB2,042 million).

20. LONG-TERM BANK LOANS – GROUP

		The Group	
	Interest rates and final maturity	**2013**	2012
RMB denominated bank loans	Floating interest rate, 15% discount on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	**–**	800
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2012: Nil to 5.00%) per annum with maturity through 2039 (2012: maturity through 2039)	**351**	386
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2012: 1.10% to 2.50%) per annum with maturity through 2034 (2012: maturity through 2034)	**178**	200
Sub-total		**529**	1,386
Less: Current portion		**(48)**	(850)
		481	536

As at 31 December 2013, long-term bank loans of approximately RMB97 million (31 December 2012: approximately RMB107 million) are guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	The Group	
	2013	2012
Balances due:		
– not later than one year	**48**	850
– later than one year and not later than two years	**46**	48
– later than two years and not later than five years	**139**	144
– later than five years	**296**	344
	529	1,386
Less: Portion classified as current liabilities	**(48)**	(850)
	481	536

(All amounts in RMB millions unless otherwise stated)

21. PROMISSORY NOTES – GROUP

On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and which carried interests at 3.73% per annum. The promissory note was fully repaid in April 2013.

On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and which carried interests at 3.31% per annum. The promissory note was fully repaid in September 2013.

22. CONVERTIBLE BONDS – GROUP

On 18 October 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of par value HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust Deed dated 18 October 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD15.36 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the "Put Option"). The last day on which the bondholder may give notice to exercise the Put Option was 18 September 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by 18 September 2013, such right expired on that date. The convertible bonds are therefore reclassified as non-current liabilities as at 31 December 2013. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the years ended 31 December 2013 and 2012, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

(All amounts in RMB millions unless otherwise stated)

22. CONVERTIBLE BONDS – GROUP (CONTINUED)

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	The Group	
	2013	2012
Movement of liability component		
Beginning of year	**11,215**	11,118
Less: interest paid	**(85)**	(87)
Less: effect of exchange gain on liability component	**(338)**	(28)
Add: imputed finance cost	**210**	212
End of year	**11,002**	11,215

The liability component of the convertible bonds at 31 December 2013 amounted to approximately USD1,804 million (equivalent to RMB11,002 million) (2012: approximately USD1,784 million, equivalent to RMB11,215 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

23. CORPORATE BONDS – GROUP

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds were secured by a corporate guarantee granted by State Grid Corporation of China. These corporate bonds were fully repaid in September 2013.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

24. OTHER OBLIGATIONS – GROUP

	Note	The Group 2013	2012
One-off cash housing subsidies	(a)	2,502	2,502
Obligations under finance lease	(b)	317	344
Others		108	127
Sub-total		2,927	2,973
Less: Current portion		(2,672)	(2,642)
		255	331

(a) One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited ("CNC China") by CUCL and the absorption of China Network Communications Group Corporation ("Netcom Group") by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As at 31 December 2013, the Group's unpaid one-off cash housing subsides amounted to approximately RMB2,502 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

(b) Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2013	2012
Total minimum lease payments under finance lease:		
– not later than one year	167	138
– later than one year and not later than two years	100	224
– later than two years and not later than three years	66	–
	333	362
Less: Future finance charges	(16)	(18)
Present value of minimum obligations	317	344
Representing obligations under finance lease:		
– current liabilities	161	127
– non-current liabilities	156	217

(All amounts in RMB millions unless otherwise stated)

25. SHORT-TERM BANK LOANS

		The Group		The Company	
	Interest rates and final maturity	2013	2012	2013	2012
RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 5.04% (2012:3.62% to 5.27%) per annum with maturity through 2014 (2012: maturity through 2013)	56,173	39,780	–	–
HKD denominated bank loans	Floating interest rates of HIBOR plus interest margin from 0.85% to 1.20% (2012: 1.00% to 2.15%) per annum with maturity through 2014 (2012: maturity through 2013)	38,249	29,395	38,249	29,395
Total		94,422	69,175	38,249	29,395

26. COMMERCIAL PAPERS – GROUP

On 12 July 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and which carried interest at 3.45% per annum. The commercial papers were fully repaid in July 2013.

On 24 October 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and which carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On 25 October 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and which carried interest at 4.20% per annum. The commercial papers were fully repaid in October 2013.

On 10 July 2013, CUCL issued tranche one of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and which carried interest at 4.20% per annum. The super and short-term commercial papers were fully repaid in September 2013.

On 17 September 2013, CUCL issued tranche two of 2013 super and short-term commercial papers in an amount of RMB15 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.63% per annum.

On 12 October 2013, CUCL issued tranche three of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.68% per annum.

On 21 October 2013, CUCL issued tranche four of 2013 super and short-term commercial papers in an amount of RMB10 billion, with a maturity date of 180 days from the date of issue and which carried interest at 4.68% per annum.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

27. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2013	2012	**2013**	2012
Payables to contractors and equipment suppliers	**72,900**	81,701	**–**	–
Payables to telecommunications products suppliers	**5,333**	5,587	**–**	–
Customer/contractor deposits	**4,135**	3,972	**–**	–
Repairs and maintenance expense payables	**3,251**	2,455	**–**	–
Salary and welfare payables	**2,548**	1,581	**9**	6
Interest payable	**568**	846	**610**	442
Amounts due to services providers/content providers	**1,459**	1,396	**–**	–
Accrued expenses	**9,041**	8,035	**56**	17
Others	**2,977**	2,913	**–**	–
	102,212	108,486	**675**	465

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
Less than six months	**82,279**	96,044	**674**	464
Six months to one year	**8,239**	7,293	**–**	–
More than one year	**11,694**	5,149	**1**	1
	102,212	108,486	**675**	465

(All amounts in RMB millions unless otherwise stated)

28. REVENUE – GROUP

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB8,689 million for the year ended 31 December 2013 (2012: approximately RMB7,339 million).

The major components of revenue are as follows:

	2013	2012
Mobile business		
– Usage and monthly fees	68,626	61,019
– Value-added services revenue	67,975	52,102
– Interconnection fees	13,635	12,469
– Other mobile business service revenue	897	446
Total service revenue from mobile business	151,133	126,036
Fixed-line business		
– Usage and monthly fees	17,698	20,151
– Broadband, data and other Internet-related services revenue	48,278	43,132
– Interconnection fees	4,146	4,224
– Value-added services revenue	3,996	4,367
– Leased line income	8,389	8,086
– Information communication technology services revenue	2,991	2,240
– Other fixed-line business service revenue	989	1,013
Total service revenue from fixed-line business	86,487	83,213
Other service revenue	947	878
Total service revenue	238,567	210,127
Sales of telecommunications products	56,471	38,799
	295,038	248,926

29. NETWORK, OPERATION AND SUPPORT EXPENSES – GROUP

	2013	2012
Repairs and maintenance	11,697	10,426
Power and water charges	12,186	10,881
Operating lease charge for network, premises, equipment and facilities	8,625	10,105
Others	1,196	1,104
	33,704	32,516

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

30. EMPLOYEE BENEFIT EXPENSES – GROUP

	Note	2013	2012
Salaries and wages		24,025	22,360
Contributions to defined contribution pension schemes		4,363	3,200
Contributions to medical insurance		1,372	1,270
Contributions to housing fund		1,953	1,743
Other housing benefits		20	191
Share-based compensation	36	50	14
		31,783	28,778

30.1 Directors' emoluments

The remuneration of each Director for the year ended 31 December 2013 is set out below:

Name of Director	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing	–	300	698	114	79	1,191
Lu Yimin	–	300	691	–	79	1,070
Tong Jilu	–	250	625	51	79	1,005
Li Fushen	–	250	625	2	79	956
Cesareo Alierta Izuel	239	–	–	–	–	239
Cheung Wing Lam Linus	327	–	–	–	–	327
Wong Wai Ming	335	–	–	–	–	335
John Lawson Thornton	327	–	–	–	–	327
Chung Shui Ming Timpson	327	–	–	–	–	327
Cai Hongbin	343	–	–	–	–	343
Law Fan Chiu Fun, Fanny	295	–	–	–	–	295
Total	2,193	1,100	2,639	167	316	6,415

30. EMPLOYEE BENEFIT EXPENSES – GROUP (CONTINUED)

30.1 Directors' emoluments (Continued)

The remuneration of each Director for the year ended 31 December 2012 is set out below:

Name of Director	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing	–	300	687	3	33	1,023
Lu Yimin	–	300	680	–	33	1,013
Tong Jilu	–	250	615	2	33	900
Li Fushen	–	250	615	–	33	898
Cesareo Alierta Izuel	244	–	–	–	–	244
Cheung Wing Lam Linus	334	–	–	–	–	334
Wong Wai Ming	342	–	–	–	–	342
John Lawson Thornton	334	–	–	–	–	334
Chung Shui Ming Timpson	334	–	–	–	–	334
Cai Hongbin	350	–	–	–	–	350
Law Fan Chiu Fun, Fanny	34	–	–	–	–	34
Total	1,972	1,100	2,597	5	132	5,806

Note:

(a) Other benefits represent the share-based compensation cost recognised for the relevant period for the share options granted to the directors of the Company under the Company's share option schemes.

During 2013 and 2012, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2013 and 2012.

During 2013 and 2012, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

30.2 Senior management's emoluments

Of the nine senior management of the Company for the year ended 31 December 2013, four of them are directors of the Company and their remuneration has been disclosed in Note 30.1. For the remuneration of the nine senior management, four fall within the band from RMB Nil to RMB1,000,000 and five fall within the band from RMB 1,000,001 to RMB 1,500,000.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

30. EMPLOYEE BENEFIT EXPENSES – GROUP (CONTINUED)

30.3 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2013, three (2012: two) of them are existing directors of the Company and their remuneration has been disclosed in Note 30.1. For the remuneration of the remaining two (2012: three), one falls within the band from RMB1,000,001 to RMB1,500,000 and one falls within the band from RMB1,500,001 to RMB2,000,000 (2012: one falls within the band from RMB Nil to RMB1,000,000; one falls within the band from RMB1,000,001 to RMB1,500,000 and one falls within the band from RMB1,500,001 to RMB2,000,000).

The aggregate of the emoluments in respect of the other two (2012: three) individuals are as follows:

	2013 (RMB'000)	2012 (RMB'000)
Salaries and allowances	2,319	3,054
Bonuses paid and payable	373	475
Contributions to pension schemes	24	31
Other benefits (Note 30.1(a))	–	–
	2,716	3,560

31. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD – GROUP

	2013	2012
Handsets and other customer end products	62,430	43,894
Telephone cards	914	970
Others	72	176
	63,416	45,040

(All amounts in RMB millions unless otherwise stated)

32. OTHER OPERATING EXPENSES – GROUP

	2013	2012
Provision for doubtful debts and write-down of inventories	4,219	3,150
Cost in relation to information communications technology services	2,664	1,978
Commission expenses	28,126	21,454
Advertising and promotion expenses	5,361	4,860
Amortised customer installation cost	3,319	3,173
Customer acquisition and retention cost	6,185	5,550
Auditors' remuneration	59	68
Property management fee	2,163	2,010
Office and administrative expenses	2,755	3,554
Transportation expense	2,128	2,081
Miscellaneous taxes and fees	833	796
Technical support expenses	1,163	697
Repairs and maintenance expenses	792	637
Others	2,197	1,244
	61,964	51,252

33. FINANCE COSTS – GROUP

	Note	2013	2012
Finance costs:			
– Interest on bank loans repayable within 5 years		2,538	1,776
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,136	2,533
– Interest on convertible bonds repayable within 5 years		210	212
– Interest on related parties loans repayable within 5 years		42	14
– Interest on bank loans repayable over 5 years		3	2
– Interest on corporate bonds repayable over 5 years		–	90
– Less: Amounts capitalised in CIP	6	(894)	(1,498)
Total interest expense		4,035	3,129
– Exchange (gain)/loss, net		(1,325)	75
– Others		403	460
		3,113	3,664

(All amounts in RMB millions unless otherwise stated)

34. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 31 December 2013, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,400 million (2012: approximately RMB5,442 million). For the year ended 31 December 2013, the increase in fair value of the financial assets through other comprehensive income was approximately RMB958 million (2012: decrease of approximately RMB1,541 million). The increase, net of tax impact, of approximately RMB719 million (2012: decrease, net of tax impact, of approximately RMB1,156 million), has been recorded in the consolidated statement of comprehensive income.

35. OTHER INCOME – NET – GROUP

	2013	2012
Dividend income from financial assets at fair value through other comprehensive income	**193**	415
Others	**694**	928
	887	1,343

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES

36.1 Share option scheme

On 1 June 2000, the Company adopted the share option scheme pursuant to which the Board of Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares not exceeding 10% of the total issued share capital of the Company (the "Share Option Scheme"). Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of the share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the Board of Directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares on the SEHK as stated in the SEHK's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the SEHK's quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

On 26 May 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period. For details, please refer to Note (i) under 36.3 "Share option information" in this section.

All of the share options granted and outstanding as at 31 December 2013 are governed by the terms of the Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.2 Special purpose share option scheme

Pursuant to the ordinary resolution passed by the shareholders on 16 September 2008, the Company adopted the special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at 14 October 2008 ("Eligible Participants"). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this scheme.

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:

(i) The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii) The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as at 14 October 2008.

The above formula ensures that the value of options granted under this scheme received by a holder of China Netcom options is equivalent to the "see-through" price of that holder's outstanding China Netcom options.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 30 September 2014.

On 26 May 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period. For details, please refer to Note (i) under 36.3 "Share option information" in this section.

No further options can be granted under the Special Purpose Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3 Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2013		2012	
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	6.49	391,331,158	6.49	391,481,158
Granted	–	–	–	–
Lapsed	4.30	(110,000)	–	–
Exercised	6.40	(216,723,081)	6.35	(150,000)
Balance, end of year	6.61	174,498,077	6.49	391,331,158
Exercisable at end of year	6.61	174,498,077	6.49	391,331,158

Exercise of share options during the year ended 31 December 2013 resulted in 216,723,081 shares being issued (2012: 150,000 shares), with exercise proceeds of approximately RMB1,102 million (2012: RMB0.77 million).

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

36.3 Share option information (Continued)

As at balance sheet date, information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as at 31 December 2013	Number of share options outstanding as at 31 December 2012
Share options granted under the Share Option Scheme:					
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2013	HKD4.30	–	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2014	HKD5.92	13,854,000	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2014	HKD6.20	128,000	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2015	HKD6.35	71,868,000	151,406,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2014	HKD5.57	43,675,696	100,361,690
15 October 2008	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2014	HKD8.26	44,972,381	88,929,468
				174,498,077	391,331,158

The options outstanding as at 31 December 2013 had a weighted average remaining contractual life of 0.97 years (2012: 0.94 years).

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3 Share option information (Continued)

Note i: In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" was in force until middle of 2013, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As at 31 December 2013, approximately 3,214,236 share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Op2tion Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

Details of share options exercised during 2013 and 2012 are as follows:

For the year ended 31 December 2013:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
21 May 2003	4.30	10.80	38,037,800	8,846,000
20 July 2004	5.92	11.55	160,846,400	27,170,000
21 December 2004	6.20	12.10	3,261,200	526,000
15 February 2006	6.35	11.68	505,066,300	79,538,000
15 October 2008	5.57	11.65	315,740,987	56,685,994
15 October 2008	8.26	11.92	363,085,539	43,957,087
			1,386,038,226	216,723,081

(All amounts in RMB millions unless otherwise stated)

36. EQUITY-SETTLED SHARE OPTION SCHEME (CONTINUED)

36.3 Share option information (Continued)

For the year ended 31 December 2012:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 February 2006	6.35	13.34	952,500	150,000

For the year ended 31 December 2013, employee share-based compensation expenses amounted to approximately RMB50 million (2012: approximately RMB14 million).

37. DIVIDENDS

At the annual general meeting held on 21 May 2013, the shareholders of the Company approved the payment of a final dividend of RMB0.12 per ordinary share for the year ended 31 December 2012, totaling approximately RMB2,836 million which has been reflected as a reduction of retained profits for the year ended 31 December 2013. The dividend payable of approximately RMB644 million was due to Unicom BVI as at 31 December 2013.

At a meeting held on 27 February 2014, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended 31 December 2013 totaling approximately RMB3,805 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2013, but will be reflected as an appropriation of retained profits in the financial statements for the year ended 31 December 2014.

	2013	2012
Proposed final dividend:		
RMB0.16 (2012: RMB0.12) per ordinary share by the Company	**3,805**	2,828

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a TRE from 1 January 2008. Therefore, as at 31 December 2013, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

37. DIVIDENDS (CONTINUED)

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

38. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares for the years ended 31 December 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012
Numerator (in RMB millions):		
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	10,408	7,096
Imputed finance cost on the liability component of convertible bonds	210	212
Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	10,618	7,308
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,658	23,565
Dilutive equivalent shares arising from share options	75	190
Dilutive equivalent shares arising from convertible bonds	923	909
Shares used in computing diluted earnings per share	24,656	24,664
Basic earnings per share (in RMB)	0.44	0.30
Diluted earnings per share (in RMB)	0.43	0.30

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS – GROUP

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/changes; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group's telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed below.

39.1 Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	2013	2012
Transactions with Unicom Group and its subsidiaries:			
Leasing fee of Telecommunications Network in Southern China	(i)	–	2,600
Charges for value-added telecommunications services	(i), (ii)	53	13
Rental charges for property leasing	(i), (iii)	943	922
Charges for lease of telecommunications resources	(i), (iv)	328	293
Charges for engineering design and construction services	(i), (v)	2,178	2,890
Charges for shared services	(i), (vi)	171	186
Charges for equipment procurement services	(i), (vii)	188	394
Charges for ancillary telecommunications services	(i), (viii)	1,853	1,447
Charges for comprehensive support services	(i), (ix)	613	240
Income from comprehensive support services	(i), (ix)	52	93

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

39.1 Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(i) On 29 October 2010, CUCL entered into the new agreements, "2011-2012 Network Lease Agreement" with Unicom New Horizon, and "2010 Integrated Services Agreement" with Unicom Group to renew certain continuing connected transactions as disclosed in the table (a) above. Major changes of the key terms of the new agreements are set out as follows:

- *2011-2012 Network Lease Agreement*

  Pursuant to 2011-2012 Network Lease Agreement, the lease of Telecommunications Network in Southern China was extended to another two years effective from 1 January 2011 to 31 December 2012 and was renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which would remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended 31 December 2012 was RMB2.6 billion. The 2011-2012 Network Lease Agreement expired on 31 December 2012.

- *2010 Integrated Services Agreement*

  2010 Integrated Services Agreement has a term of three years commencing on 1 January 2011 and expired on 31 December 2013, and the service fees payable are calculated on the same basis as under previous agreements.

(ii) UNISK (Beijing) Information Technology Corporation Limited ("UNISK") agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii) CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended 31 December 2013, the rental charge paid by Unicom Group was approximately RMB1.18 million, which was negligible.

(iv) Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

39.1 Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(v) Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi) Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended 31 December 2013, the services charges paid by Unicom Group to CUCL was negligible.

(vii) Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications equipment and other domestic non-telecommunications equipment to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above equipment and materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii) Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers' service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(ix) Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS – GROUP (CONTINUED)

39.1 Connected transactions with Unicom Group and its subsidiaries (Continued)

(b) Non-recurring transactions

On 26 December 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group (Note 2.2 (a)). Following the completion of the acquisition, the transaction between Unicom New Horizon and the Group has no longer been a related party transaction in the consolidated financial statements.

(c) Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as at 31 December 2013 included the unsecured entrusted loans from Unicom Group of RMB1,344 million with interest rate at 5.4% per annum.

Amounts due to Unicom Group as at 31 December 2013 and 2012 included the consideration payable in connection with the acquisition of China Unicom NewSpace Limited in 2011 of approximately RMB158 million.

Apart from the entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

(d) Renewal of continuing connected transactions in October 2013

The agreements governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries were expired on 31 December 2013. Accordingly, on 24 October 2013, CUCL entered into the new agreements, "2013 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

2013 Comprehensive Services Agreement has a term of three years commencing on 1 January 2014 and expiring on 31 December 2016, and the service fees payable shall be calculated on the same basis as under previous agreements. Annual caps for certain transactions have changed under the new agreement.

(e) Establishment of a Finance Company

On 6 December 2013, CUCL and Unicom Group entered into a capital contribution agreement for the establishment of a finance company (the "JV Company") for the purposes of providing various financial services to the Group. CUCL and Unicom Group agreed to invest RMB2,730 million and RMB270 million in the JV Company, which represent 91% and 9% of the registered capital of the JV Company, respectively. The capital contribution agreement will become effective upon approval of China Banking Regulatory Commission.

(f) Commitments to related parties

As at 31 December 2013 and 2012, the Group had total future aggregate minimum operating lease payments to Unicom Group and its subsidiaries under non-cancellable operating leases as follows:

	2013	2012
Unicom Group and its subsidiaries	926	486

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

40. CONTINGENCIES AND COMMITMENTS

40.1 Capital commitments

As at 31 December 2013 and 2012, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	The Group			
	2013			2012
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	213	11,602	11,815	8,225
Authorised but not contracted for	12,430	4,127	16,557	1,470
	12,643	15,729	28,372	9,695

40.2 Operating lease commitments

As at 31 December 2013 and 2012, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Group			
	2013			2012
	Land and buildings	Equipment	Total	Total
Leases expiring:				
– not later than one year	3,735	1,365	5,100	2,092
– later than one year and not later than five years	5,264	1,906	7,170	5,184
– later than five years	1,693	470	2,163	745
	10,692	3,741	14,433	8,021

As at 31 December 2013 and 2012, the Company had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Company	
	2013	2012
Office premise lease expiring:		
– not later than one year	15	15
– later than one year and not later than five years	7	23
	22	38

40.3 Contingent liabilities

In 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management's assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2013 and 2012.

(All amounts in RMB millions unless otherwise stated)

40. CONTINGENCIES AND COMMITMENTS (CONTINUED)

40.4 Guarantee

The Company provides guarantee in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as at 31 December 2013 (2012: USD1,838,800,000) (Note 22).

41. EVENTS AFTER BALANCE SHEET DATE

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2013. For details, please refer to Note 37.

42. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 27 February 2014.

Financial Summary

For the five-year ended 31 December 2013
(All amounts in RMB millions, except per share data)

Selected financial summary for 2009 to 2013, including selected consolidated statement of income data and consolidated balance sheet data for 2009, 2010, 2011, 2012 and 2013 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2013	2012	2011	2010	2009
Revenue	295,038	248,926	209,167	171,370	154,026
Interconnection charges	(20,208)	(18,681)	(16,380)	(13,727)	(12,955)
Depreciation and amortisation	(68,196)	(61,057)	(58,021)	(54,654)	(47,745)
Network, operation and support expenses	(33,704)	(32,516)	(29,449)	(26,387)	(23,740)
Employee benefit expenses	(31,783)	(28,778)	(26,601)	(23,348)	(21,947)
Costs of telecommunications products sold	(63,416)	(45,040)	(29,739)	(10,688)	(2,689)
Other operating expenses	(61,964)	(51,252)	(43,586)	(37,597)	(34,051)
Finance costs	(3,113)	(3,664)	(1,474)	(1,749)	(1,036)
Interest income	173	240	230	143	92
Realised gain on changes in fair value of derivative financial instrument	–	–	–	–	1,239
Other income – net	887	1,343	1,451	1,221	962
Profit before income tax	13,714	9,521	5,598	4,584	12,156
Income tax expenses	(3,306)	(2,425)	(1,371)	(883)	(2,692)
Profit for the year	10,408	7,096	4,227	3,701	9,464
Attributable to:					
Equity shareholders of the Company	10,408	7,096	4,227	3,701	9,464
Earnings per share for profit attributable to equity shareholders of the Company					
– basic (RMB)	0.44	0.30	0.18	0.16	0.40
– diluted (RMB)	0.43	0.30	0.18	0.16	0.40

Forward-Looking Statements

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G and 4G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

- changes in telecommunications and related technologies and applications based on such technologies;

- the level of demand for telecommunications services, in particular, 3G and 4G services;

- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

- effects of competition on the demand and price of the Company's telecommunications services;

- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

- changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

Financial Summary

For the five-year ended 31 December 2013

(All amounts in RMB millions, except per share data)

RESULTS (CONTINUED)

Selected Balance Sheet Data

	2013	2012	2011	2010	2009
Property, plant and equipment	431,625	430,997	381,859	365,654	350,976
Financial assets at fair value through other comprehensive income	6,497	5,567	6,951	6,214	7,977
Current assets	52,210	48,174	38,803	42,327	30,700
Accounts receivable	14,842	13,753	11,412	9,304	8,835
Cash and cash equivalents	21,506	18,250	15,106	22,597	7,895
Total assets	529,171	516,124	456,233	441,269	417,008
Current liabilities	295,239	302,320	213,927	198,233	199,818
Accounts payable and accrued liabilities	102,212	108,486	95,252	97,666	104,096
Short-term bank loans	94,470	70,025	32,372	36,785	63,971
Commercial papers	35,000	38,000	38,000	23,000	–
Current portion of promissory notes	–	15,000	–	–	–
Current portion of corporate bonds	–	5,000	–	–	–
Convertible bonds	11,002	11,215	11,118	11,558	–
Long-term bank loans	481	536	1,384	1,462	759
Promissory notes	–	–	15,000	15,000	–
Corporate bonds	2,000	2,000	7,000	7,000	7,000
Total liabilities	310,272	306,619	250,335	235,608	210,571
Total equity	218,899	209,505	205,898	205,661	206,437

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www.chinaunicom.com.hk

CHINA UNICOM (HONG KONG) LIMITED

75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel (852) 2126 2018 Fax (852) 2126 2016

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